05012897

Emergis

November 11, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 28 2005
WASH. D.C. 192

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. - 20549

RE Emergis Inc.

SUPPL

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis licenses eInvoicing technology" dated October 31, 2005;
- <u>Form 52-109FT2 –</u> Certification of Interim Filings during Transition Period ("Bare certificate") for Emergis Inc. duly signed by the CEO and CFO, pursuant to the Canadian Multilateral Instrument 52-109 – *Certification of Disclosure in Issuer's Annual and Interim Filings*;
- News Release entitled "Emergis reports third quarter 2005 financial results" together with the interim financial statements and interim MD&A dated November 2, 2005; and
- Quarterly report to shareholders, third quarter 2005 dated November 2, 2005.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

JS/sll
Enclosures

1000, rue de Sérigny-- Bureau 600
Longueuil (Québec) - J4K 5B1
Téléphone : (450) 928-6341 - Télécopieur : (450) 928-6019

82-5206

Emergis

>>> News release

Emergis licenses eInvoicing technology

Montréal, October 31, 2005 – Emergis Inc. (TSX: EME), a Canadian eBusiness company, today announced that it has entered into an agreement to license its electronic invoicing and payment technology patent to Florida-based Clay Electric Cooperative, Inc.

"This agreement is important to Emergis as we pursue our efforts to realize the full value of our patent for our eInvoicing technology," said Marc Filion, Executive Vice-President, Business Development and Corporate Strategy of Emergis.

Emergis was awarded a U.S. patent in March 2000 for its electronic invoicing and payment technology, which allows companies such as Clay Electric to offer their customers the ability to receive and pay invoices electronically. While Emergis has decided to wind down the commercial operations of its electronic invoicing and payment service, it has retained ownership of the technology.

Electronic invoicing and payment programs are becoming very popular with a number of Clay Electric's members. Participating members save time and money by allowing electronic delivery of billing information and enabling payment without the expense and trouble of mailing bills or delivering a payment.

Clay Electric serves over 150,000 members throughout its 14-county North Florida service area. Headquartered in Keystone Heights, the co-op has local district offices in Orange Park, Lake City, Gainesville, Palatka, Salt Springs and Keystone Heights.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions

by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, application of our pricing to the government sector, fluctuations in our operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT OCTOBER 31, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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Information:

Ann-Marie Gagné, 450 928-6361

82-5206

Emergis

> > > News release

Emergis reports third quarter 2005 financial results

- Revenue at $40.1 M
- EBITDA at $6.5 M (16% of revenue), up substantially from Q3 2004
- Net income from continuing operations at $0.1 M ($0.00 per share)
- Updated guidance for 2005 and positive financial direction for 2006

Montréal, November 2, 2005 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three-month period ended September 30, 2005. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Revenue for the quarter was $40.1 million compared to $42.5 million in the third quarter of 2004 and $40.7 million in the second quarter of 2005.

EBITDA[1] increased to $6.5 million compared to $2.7 million in the third quarter last year and $6.5 million in the second quarter of 2005. Excluding one-time items in the comparison periods, EBITDA was $3.4 million in the third quarter of last year and $5.3 million in the second quarter of 2005.

Net income from continuing operations was $0.1 million ($0.00 per share) compared to $0.4 million ($0.00) in 2004 and to $2.2 million ($0.02) in the second quarter of 2005. Excluding one-time items in the comparison periods, the third quarter 2004 figure was $1.1 million ($0.01) and that for the second quarter 2005 was $1.0 million ($0.01).

Reported total net loss for the quarter was $(1.2) million ($(0.01)) compared to $(1.5) million ($(0.01)) in 2004 and net income of $11.5 million ($0.11) in the second quarter of 2005.

One-time items included income from contract settlements of $1.2 million during the second quarter of 2005 and a restructuring charge of $0.7 million in the third quarter of 2004. There were no one-time items in the current quarter.

---

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statement of earnings.

"Emergis has reported another solid quarter of results, with continued growth in our Health operations and a substantial improvement in EBITDA before one-time items. In Finance we are tracking to plan post rationalization," said François Côté, President and Chief Executive Officer of Emergis. "We expect to either meet or exceed our previously announced financial targets for the year and are targeting an improved financial profile for 2006."

Revenue summary for the quarter

Three-month periods ended September 30, 2005, June 30, 2005, and September 30, 2004, in millions of Canadian dollars:

	Q3 2005	Q2 2005	Q3 2004
Health	23.3	22.5	18.8
Finance	16.8	18.2	23.7
Total revenue	**40.1**	**40.7**	**42.5**

- Health revenue increased 24% on a year-over-year basis mainly due to acquisitions in the claims processing and provider solutions areas and to organic growth in claims processing. On a sequential quarterly basis, the 4% increase was due to growth in the professional and consulting areas.
- Compared to the second quarter of 2005, Finance revenue decreased 8% due to the substantial wind-down of the commercial operations of the Company's eInvoicing solution, as well as seasonally lower lending activities in both the real estate and automotive areas. Revenue decreased from the third quarter of 2004 mainly due to the previously disclosed expiry of certain point-of-sale and messaging contracts and to the wind-down of eInvoicing, partly offset by higher revenue associated with U.S. Lending and eInvoicing outsourcing contracts and growth in Canadian lending activity. It should be noted that the Company's webdoxs outsourcing contract comes to term at the end of 2005.
- Recurring revenue represented 93% of core revenue, a level similar to both the third quarter of 2004 (93%) and the second quarter of 2005 (95%).

EBITDA summary for the quarter

Three-month periods ended September 30, 2005, June 30, 2005 and September 30, 2004, in millions of Canadian dollars:

	Q3 2005	Q2 2005	Q3 2004
Health	4.8	3.6	2.5
Finance	1.7	1.7	0.9
EBITDA before:	**6.5**	**5.3**	**3.4**
Contract settlements in Finance	-	1.2	-
Restructuring and other	-	-	(0.7)
Total EBITDA	**6.5**	**6.5**	**2.7**

- EBITDA was $6.5 million (16% of revenue), up significantly from the $3.4 million (8% of revenue) before one-time items generated in the prior year, reflecting higher contributions from Health and Finance operations. Compared to the second quarter of 2005, EBITDA increased from $5.3 million before one-time items mainly due to a higher contribution from Health operations. The contribution from Finance was maintained despite the wind-down of the commercial activities of Emergis' eInvoicing solution.
- Health EBITDA was $4.8 million (21% of Health revenue) compared to $2.5 million (13%) in the third quarter of 2004 and $3.6 million (16%) in the second quarter of 2005. The year-over-year increase was due to cost containment efforts and a higher contribution from claims processing, including the impact of both acquisitions and organic growth. Sequentially, the improved contribution was due to organic growth in claims processing.
- Finance contributed $1.7 million to EBITDA in the quarter (10% of Finance revenue) compared to $0.9 million (4%) in the third quarter last year and to $1.7 million (9%) in the second quarter of 2005 excluding income received from contract settlements. The year-over-year improvement reflects mainly the Company's continued focus on improving the profitability of Finance and the contribution from outsourcing services. This was partly offset by a lower contribution from point-of-sale and messaging activities due to contract terminations. In the sequential quarterly comparison, higher contributions from most Finance activities were offset by a lower operating contribution from eInvoicing as this service has substantially wound down its operations, and to seasonally lower lending activity in the real estate area.
- During the third quarter of last year, the Company took a restructuring charge of $0.7 million. At September 30, 2005, $4.8 million of restructuring charges remained in accounts payable and accrued liabilities, of which approximately $1.5 million is expected to be disbursed by the end of 2005.

Financial highlights for the nine months

Nine-month periods ended September 30, 2005 and 2004, in millions of Canadian dollars:

	Revenue		EBITDA	
	9 months 2005	9 months 2004	9 months 2005	9 months 2004
Health	67.2	50.9	12.8	7.2
Finance	52.1	64.4	4.7	(7.0)
Core before one-time items	**119.3**	**115.3**	**17.5**	**0.2**
Contract settlements in Finance	-	-	2.4	9.1
Total core	**119.3**	**115.3**	**19.9**	**9.3**
Non-core	-	39.6	-	6.7
Contract settlements in Non-core	-	-	-	4.7
Restructuring and other	-	-	-	3.2
Total	**119.3**	**154.9**	**19.9**	**23.9**

- Core revenue at $119.3 million has increased by 3% compared to last year and core EBITDA has more than doubled from $9.3 million to $19.9 million. The core EBITDA margin for the first nine months of 2005 was 17% compared to 8% in 2004.
- Most significantly, core EBITDA excluding one-time items has dramatically improved from $0.2 million (0% of revenue) in 2004 to $17.5 million (15% of revenue).
- Health operations generated 32% higher revenue compared to 2004 as a result of acquisitions and organic growth in claims processing. The EBITDA margin for Health was 19%, up from 14% in the first nine months of 2004.
- Finance revenue decreased mainly due to the expiry of certain point-of sale and messaging contracts. This was partly offset by revenue associated with eSecurity and webdoxs outsourcing contracts and organic growth in lending. Finance EBITDA excluding one-time items increased substantially from a loss of $(7.0) million in 2004 to $4.7 million mainly due to the impact of restructuring activities, continued cost reduction efforts and the contribution from outsourcing services. These positive impacts were partly offset by contract terminations in the point-of-sale and messaging areas. The EBITDA margin for Finance was 9% in the first nine months of 2005 compared to (11)% in 2004.
- Non-core operations, which included a distribution agreement with Bell Canada for legacy products and other non-core and exited products, ceased as of June 30, 2004.

Nine-month periods ended September 30, 2005 and 2004, in millions of Canadian dollars, except per share data:

	Net income		EPS	
	9 months 2005	9 months 2004	9 months 2005	9 months 2004
Continuing operations before:	(4.0)	(18.3)	(0.04)	(0.18)
One-time items	2.4	(29.6)	(0.02)	(0.28)
Continuing operations	**(1.6)**	**(47.9)**	**(0.02)**	**(0.46)**
Discontinued operations	6.2	9.1	0.06	0.09
Total	**4.6**	**(38.8)**	**0.05**	**(0.38)**

- Net loss from continuing operations before one-time items improved to $(4.0) million ($(0.04) per share) compared to a loss of $(18.3) million ($0.18) in 2004. Reported net loss from continuing operations was $(1.6) million ($(0.02)) compared to $(47.9) million ($(0.46) per share) in 2004.
- Discontinued operations contributed $6.2 million to total net income mainly due to a gain on sale of the Company's eLending U.S. operations reported in the second quarter.
- Reported total net income was $4.6 million ($0.05 per share) compared to a net loss of $(38.8) million ($(0.38)) in 2004.
- The Company's financial results, including both the current and historical periods, reflect the sale of the following operations: U.S. Health in March 2004, eSecurity in June 2004, webdoxs electronic bill presentment in July 2004, and eLending U.S. in May 2005. As a result, these operations have been reported as discontinued operations and their total contribution to Emergis' consolidated results has been included as a single line item above net income.

- One-time items included contract settlements, gains on sale, restructuring and other charges and related reversals, asset write-downs and tax adjustments in the periods in which they were recorded. They do not include accruals or reversals of accruals made in the normal course of business.

Financial position at September 30

Cash on hand at quarter-end was $130.7 million compared to $162.7 million at June 30, reflecting mainly disbursements of $24.0 million related to the Company's substantial issuer and normal course issuer bids undertaken during the quarter and to an increase in working capital requirements of $8.3 million.

Cash flows used for operating activities were $(0.3) million in the quarter compared to $1.3 million in cash flows from operating activities in the second quarter of 2005. Excluding disbursements related to past restructuring initiatives, cash flows from operating activities would have been $1.5 million. Working capital was $100.0 million ($127.0 million from continuing operations at December 31, 2004). Long-term debt at September 30, 2005 decreased to $5.7 million from $8.9 million at the end of 2004.

Outlook for 2005 and 2006

The Company's previously stated financial targets for the year 2005 included revenue in a range of $155 million to $165 million, EBITDA of $20 million to $23 million and earnings per share (EPS) from continuing operations of $(0.04) to $0.03. Emergis has updated these target ranges, given nine months of actual results, the stronger financial performance of the company including the impact of acquisitions and divestitures, and the impact of a foreign exchange adjustment taken in the first quarter. Emergis is now targeting revenue to be between $157 million and $161 million, reported EBITDA to be between $24 million and $26 million, and reported EPS from continuing operations in the range of $(0.02) to $0.01 per fully diluted share.

For 2006, Emergis is targeting improvements in revenue, EBITDA and earnings from continuing operations. Compared to current 2005 targets, 2006 revenue is targeted to grow by at least 5% and EBITDA by 15% to 20%. The 2006 revenue growth target takes into account the absence in 2006 of approximately $10 million in revenue from eInvoicing and webdoxs outsourcing activities that is expected to be present in 2005. Targeted 2006 EPS from continuing operations is expected to be at least $0.08 per share, reflecting the improvement in targeted EBITDA, the absence of foreign exchange losses, and fewer common shares outstanding resulting from the share buy-back programs undertaken in 2005. Capital expenditures are targeted to be somewhat lower than those in 2005. The above direction regarding 2006 financials does not assume any acquisitions or dispositions. However, it assumes that the Company will be able to maintain and renew contracts with existing customers, and enter into new contracts to generate its targeted revenue growth.

Timetable for the release of full-year financial results for 2005

In a departure from previous years' practice, Emergis will not provide unaudited financial results for 2005. Rather it will release its full audited financial results for the year in the second half of February 2006. This new arrangement is consistent with the Company's efforts to continue to provide timely disclosure of its financial performance while controlling overhead costs.

Operating highlights

Emergis selected by Newfoundland and Labrador to negotiate drug system project

An Emergis-led consortium, consisting of Emergis, Systems Xcellence, Courtyard Group and zedIT Solutions, was selected from among 15 consortia to enter into exclusive negotiations with The Newfoundland and Labrador Centre for Health Information, potentially leading to a contract for the development and implementation of a comprehensive pharmacy network, also known as a drug information system for the province. Neither the outcome, the scope of the negotiations, nor the value of any potential resulting contract can be evaluated at this stage.

Medavie Blue Cross contract renewal

In October, Emergis and Medavie Blue Cross renewed their services agreement for another three years, whereby Emergis will continue to provide electronic pharmacy and dental claims transactional switching services. Medavie Blue Cross has been a client of Emergis, and of newly acquired NDCHealth, for over 14 years.

eInvoicing license

While Emergis has decided to wind down the commercial operations of its electronic invoicing and payment service, it has retained ownership of its eInvoicing technology and is pursuing efforts to realize the full value of the patent for this technology by entering into licensing arrangements with users of this type of technology. To this end, in October the Company entered into an agreement to license its patent to Florida-based Clay Electric Cooperative, Inc.

Corporate highlights

Substantial issuer bid

During the quarter, Emergis completed a Dutch auction-type substantial issuer bid, through which it repurchased and cancelled 6.0 million common shares at a price of $3.70 per share for a total of $22.2 million. The Company was satisfied with the response to the offer, in that the majority of its shareholders chose to retain their shares and thereby indicated that they see further growth potential for their investment in the Company. The bid was consistent with Emergis' efforts to increase shareholder value. Currently, 93.4 million common shares remain outstanding.

The normal course issuer bid announced by the Company in February 2005 was temporarily suspended during the tender period of this new share repurchase offer. Under the normal course issuer bid, Emergis had repurchased 4.1 million shares at an aggregate cost of $13.1 million.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:00 a.m. ET to discuss its financial results for the third quarter of 2005. To participate, interested parties can dial toll-free 1 800 377-0758, and in Toronto 416 695-3128. The third quarter 2005 news release, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2005/nov2.asp).

An instant replay of the conference call will be available for two weeks starting at 10:00 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3121037#. An archive version of the webcast will also be available starting at 10:00 a.m. today on www.emergis.com (http://www.emergis.com/en/news_events/events_calendar/nov2.asp).

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies, about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. In making the forward-looking statements contained in this news release, we have made certain assumptions regarding the possible impact of these items and factors which we consider reasonable. However, each of these items and factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT NOVEMBER 1, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell, 450 928-6856

Consolidated Statements of Earnings

Emergis

In millions of Canadian dollars, except per share data	For the three month period ended September 30, 2005	For the three month period ended September 30, 2004	For the nine month period ended September 30, 2005	For the nine month period ended September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	40.1	42.5	119.3	154.9
Direct costs	7.8	10.0	21.7	38.0
Gross margin	32.3	32.5	97.6	116.9
Income from contract settlements (note 6)	-	-	2.4	13.8
Expenses				
Operations	10.1	10.7	31.3	50.1
Sales and marketing	4.4	4.5	13.6	14.9
Research and development, net (note 11)	6.4	8.2	20.0	27.2
General and administrative	4.9	5.7	15.2	17.8
Restructuring and other charges (note 7)	-	0.7	-	(3.2)
	25.8	29.8	80.1	106.8
Earnings before under-noted items	6.5	2.7	19.9	23.9
Depreciation	2.8	3.4	9.2	9.1
Amortization of intangibles	2.8	3.0	8.0	10.4
Interest income	(0.9)	(1.0)	(2.7)	(9.8)
Interest on long-term debt	0.3	0.9	1.1	2.1
Gain on sale of assets	-	(0.1)	(0.1)	(12.2)
Loss (gain) on foreign exchange	1.1	(4.4)	4.9	(0.9)
Other	-	(0.1)	-	(0.1)
Income (loss) from continuing operations before income taxes	0.4	1.0	(0.5)	25.3
Income taxes				
Current	0.3	0.6	1.1	1.6
Future (note 10)	-	-	-	71.6
	0.3	0.6	1.1	73.2
Net income (loss) from continuing operations	0.1	0.4	(1.6)	(47.9)
Net (loss) income from discontinued operations - net of income taxes (note 4)	(1.3)	(1.9)	6.2	9.1
Net (loss) income	(1.2)	(1.5)	4.6	(38.8)
Basic and diluted income (loss) per share from continuing operations	0.00	0.00	(0.02)	(0.46)
Basic and diluted (loss) income per share from discontinued operations	(0.01)	(0.02)	0.06	0.09
Basic and diluted (loss) income per share	(0.01)	(0.01)	0.05	(0.38)
Weighted-average number of shares outstanding used in computing basic and diluted net (loss) income per share (in millions)	98.0	103.4	101.0	103.3

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Deficit

Emergis

In millions of Canadian dollars	For the nine month period ended September 30, 2005	For the nine month period ended September 30, 2004
	(unaudited)	(unaudited)
Deficit - beginning of period	(1,238.6)	(1,176.9)
Net income (loss)	4.6	(38.8)
Deficit - end of period	(1,234.0)	(1,215.7)

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

Emergis

In millions of Canadian dollars	As at September 30, 2005 (unaudited)	As at December 31, 2004 (audited)
Assets		
Current		
Cash and cash equivalents	130.7	204.8
Accounts receivable	23.4	19.4
Future income taxes	0.2	0.2
Other current assets	9.7	16.7
Assets held for sale (note 4)	-	0.1
	164.0	241.2
Fixed assets	22.4	25.1
Intangible assets	25.1	24.9
Goodwill	55.8	46.6
Other long-term assets	6.7	7.3
Assets held for sale (note 4)	-	6.9
	274.0	352.0
Liabilities		
Current		
Accounts payable and accrued liabilities	55.0	94.2
Deferred revenue	3.1	6.3
Deferred credits	0.1	5.3
Current portion of long-term debt	5.8	8.3
	64.0	114.1
Deferred credits and other	7.8	5.9
Future income taxes	2.0	2.1
Long-term debt	5.7	8.9
	79.5	131.0
Shareholders' equity		
Capital stock (note 8)	0.1	-
Contributed surplus (note 8)	1,430.2	1,465.1
Deferred stock-based compensation	(0.9)	(0.9)
Deficit	(1,234.0)	(1,238.6)
Foreign currency translation adjustment	(0.9)	(4.6)
	194.5	221.0
	274.0	352.0

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flows

Emergis

In millions of Canadian dollars	For the three month period ended September 30, 2005	For the three month period ended September 30, 2004	For the nine month period ended September 30, 2005	For the nine month period ended September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities				
Net income (loss) from continuing operations	0.1	0.4	(1.6)	(47.9)
Depreciation and amortization	5.6	6.4	17.2	19.5
Gain on sale of assets	-	(0.1)	(0.1)	(12.2)
Future income taxes	-	-	-	71.6
Non-cash foreign exchange loss (gain)	0.5	(4.0)	4.6	1.0
Non-cash stock-based compensation (note 2)	0.3	-	1.1	0.4
Deferred stock-based compensation	-	-	(0.3)	-
Other	1.5	(0.1)	2.1	0.2
Changes in working capital	(8.3)	8.4	(49.0)	(42.6)
Cash flows (used for) from operating activities	(0.3)	11.0	(26.0)	(10.0)
Investing activities				
Additions to fixed and intangible assets	(2.5)	(2.5)	(8.1)	(10.1)
Acquisitions (note 5)	(1.7)	(0.6)	(16.9)	(22.6)
Cash acquired on acquisition of businesses	-	-	0.1	0.3
Proceeds on sale of businesses (note 4)	(1.5)	6.4	23.4	326.6
Cash flows (used for) from investing activities	(5.7)	3.3	(1.5)	294.2
Financing activities				
Repayment of long-term debt	(1.7)	(3.7)	(6.0)	(16.3)
Issue of long term debt	-	1.1	-	1.1
Repurchase of common shares and special cash distribution	(24.0)	0.3	(35.8)	(148.9)
Cash flows used for financing activities	(25.7)	(2.3)	(41.8)	(164.1)
Foreign exchange loss on cash held in foreign currencies	(0.3)	(10.0)	(0.9)	(6.2)
Cash flows (used for) from continuing operations	(32.0)	2.0	(70.2)	113.9
Cash flows used for discontinued operations (note 4)	-	(5.9)	(3.9)	(12.8)
Cash and cash equivalents				
(Decrease) increase	(32.0)	(3.9)	(74.1)	101.1
Balance, beginning of period	162.7	242.4	204.8	137.4
Balance, end of period	130.7	238.5	130.7	238.5
Supplemental disclosure of cash flow information				
Interest paid	0.4	1.3	1.1	2.3
Income taxes paid	0.4	0.6	1.2	1.7
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0.7	0.3	1.1	3.4

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2004, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004 and the notes thereto in the 2004 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The interim consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform to the current period's presentation.

New accounting standards

In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on the Company's interim consolidated financial statements.

2. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares. Under the Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999 vest over a five-year period and expire six years after the grant date. Options granted after December 14, 1999 vest over a four-year period starting in the second year after the grant and expire six years after the grant date. Under a new employee compensation policy effective in 2005, regular annual stock option grants have been replaced by awards of restricted stock. Stock options may still be granted in certain cases, at hire or otherwise, if so decided by the Board of Directors. All outstanding stock options held by employees continue to vest according to their respective schedules. As at September 30, 2005, a total of 1,897,414 employee stock options were outstanding.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

2. Stock-based compensation plans (continued)

The Company employs the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. On July 2, 2004, following a $1.45 special cash distribution on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47 using a formula prescribed by the Toronto Stock Exchange.

Stock option plans	Options
Stock option plans for common shares at prices ranging from $3.13 to $105.23 per share and expiry dates of up to 2011	1,897,414

The table below shows the compensation expense for outstanding options granted after December 31, 2002 and the assumptions used in the Black-Scholes option-pricing model for awards granted during the period:

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2005	2004	2005	2004
Compensation expense ($ millions)	0.2	-	0.8	0.4
Weighted-average grant date fair value ($) [1]	1.52	1.84	1.52	3.03
Weighted-average assumptions:				
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	60.0%	60.0%	60.0%	60.0%
Risk-free interest rate	3.10%	3.85%	3.10%	3.42%
Expected life (years)	4	4	4	4

[1]Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004 for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair-value based method of accounting for awards granted in 2002.

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2005	2004	2005	2004
Net (loss) income, as reported	(1.2)	(1.5)	4.6	(38.8)
Adjustment to net (loss) income	(0.2)	4.0	(1.4)	1.4
Pro forma net (loss) income	(1.4)	2.5	3.2	(37.4)
Pro forma basic and diluted (loss) income per share ($)	(0.01)	0.02	0.03	(0.36)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

3. Net income per share

The reconciliation of diluted income (loss) from continuing operations and net (loss) income per share for the three and nine-month periods ended September 30 are presented below:

	For the three-month period ended September 30, 2005			For the nine-month period ended September 30, 2005		
	Net income (loss) (numerator)	Number of shares (denominator)	Per share amount ($)	Net (loss) income (numerator)	Number of shares (denominator)	Per share amount ($)
Net income (loss) from continuing operations attributable to common shareholders	0.1	98,017,295	0.00	(1.6)	101,032,965	(0.02)
Dilutive options		12,012			(a)	
Net income (loss) from continuing operations attributable to common shareholders and assumed conversions	0.1	98,029,307	0.00	(1.6)	101,032,965	(0.02)
Net (loss) income attributable to common shareholders	(1.2)	98,017,295	(0.01)	4.6	101,032,965	0.05
Dilutive options		12,012			(a)	
Net (loss) income attributable to common shareholders and assumed conversions	(1.2)	98,029,307	(0.01)	4.6	101,032,965	0.05

	For the three-month period ended September 30, 2004			For the nine-month period ended September 30, 2004		
	Net income (loss) (numerator)	Number of shares (denominator)	Per share amount ($)	Net loss (numerator)	Number of shares (denominator)	Per share amount ($)
Net income (loss) from continuing operations attributable to common shareholders	0.4	103,391,219	0.00	(47.9)	103,311,015	(0.46)
Dilutive options		3,985			(a)	
Net income (loss) from continuing operations attributable to common shareholders and assumed conversions	0.4	103,395,204	0.00	(47.9)	103,311,015	(0.46)
Net loss attributable to common shareholders	(1.5)	103,391,219	(0.01)	(38.8)	103,311,015	(0.38)
Dilutive options		3,985			(a)	
Net loss attributable to common shareholders and assumed conversions	(1.5)	103,395,204	(0.01)	(38.8)	103,311,015	(0.38)

(a): No dilutive effect on loss from continuing operations or net loss.

In millions of Canadian dollars except per share data (unaudited)

3. Net income per share (continued)

The following securities were excluded from the calculation of diluted income (loss) from continuing operations per share and net (loss) income per share as their effect would have been anti-dilutive or because the average market value of the underlying shares was less than the exercise price of the securities.

	For the three-month period ended September 30		For the nine-month period ended September 30	
(number of shares)	2005	2004	2005	2004
Non-dilutive options	1,885,402	3,348,927	1,892,770	3,340,793
Dilutive options	-	-	4,644	12,119
Warrants	-	9,248	-	9,248

4. Discontinued operations and assets held for sale

The Company completed the sale of its Preferred Provider Organization (PPO) and care management businesses, representing its U.S. Health operations in March 2004. In June 2004, the Company also completed the sale of its eSecurity operations and in July 2004, the sale of its webdoxs operations.

On May 19, 2005, the Company sold its eLending U.S. operations for proceeds of US$13.8 million (C$17.0 million). The Company received US$12.0 million (C$15.1 million) in cash at closing, with the balance of the sale price receivable in November 2005. The Company also incurred disposition costs of $1.1 million. The Company recorded a gain on sale of the eLending U.S. operations of $9.8 million, net of a goodwill write-down of $2.3 million. The gain on sale was included in income from discontinued operations.

The results of operations and cash flows of the U.S. Health, eSecurity, webdoxs and eLending U.S. operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements.

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

Price adjustment to U.S. Health divestiture

The Company has settled its financial instrument related to the options held in a public company by the Company's former U.S. Health subsidiary for total cash consideration of up to US$15.3 million. The cash consideration was recorded as an adjustment to the price received from the sale of the Company's U.S. Health operations in 2004. The terms of the agreement concerning the options reached among the Company, its former subsidiary and the grantors of the options included a first cash payment received on April 26, 2005 of US$9.0 million (C$10.9 million) and a second cash payment to be received in April 2006 of the lesser of US$6.3 million and the then market value of a certain number of the securities underlying the options. The current market value of these securities is approximately US$15.0 million. In the second quarter of 2005, a gain of $1.2 million was recorded as a result of the first cash payment received from this settlement and was included in income from discontinued operations. A further gain will be included in income from discontinued operations upon receipt of the second cash payment, equal to the actual amount of the net proceeds received at that time.

MultiPlan complaint

On April 27, 2005, MultiPlan Inc., the purchaser of the Company's former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The complaint alleges a variety of claims relating to the share purchase agreement.

Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. Multiplan has recently advised the Company that it has settled these hospital claims for an amount of US$750,000.

The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim are recorded in the period incurred and are included in net (loss) income from discontinued operations.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended September 30, 2005					For the three-month period ended September 30, 2004				
	U.S. Health	eSecurity	Webdoxs	eLending U.S.	Total	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total
Revenue	-	-	-	-	-	-	-	-	5.8	5.8
Direct costs	-	-	-	-	-	-	-	-	1.7	1.7
Gross margin	-	-	-	-	-	-	-	-	4.1	4.1
Expenses										
Operations	-	-	-	-	-	-	-	-	0.7	0.7
Sales and marketing	-	-	-	-	-	-	-	-	0.9	0.9
Research and development, net	-	-	-	-	-	-	-	-	(0.2)	(0.2)
General and administrative	-	-	-	-	-	-	-		0.6	0.6
Restructuring and other charges	-	-	-	-	-	-	-	-	0.5	0.5
	-	-	-	-	-	-	-	-	2.5	2.5
Earnings before under-noted items	-	-	-	-	-	-	-	-	1.6	1.6
Depreciation	-	-	-	-	-	-	-	-	0.1	0.1
Amortization of intangible assets	-	-	-	-	-	-	-	-	0.6	0.6
Loss on sale of assets held for sale	1.3	-	-	-	1.3	2.8	-	-	-	2.8
(Loss) income before income taxes	(1.3)	-	-	-	(1.3)	(2.8)	-	-	0.9	(1.9)
Future income taxes	-	-	-	-	-	-	-	-	-	-
Net (loss) income from discontinued operations	(1.3)	-	-	-	(1.3)	(2.8)	-	-	0.9	(1.9)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

	For the nine-month period ended September 30, 2005					For the nine-month period ended ended September 30, 2004				
	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total
Revenue	-	-	-	1.2	1.2	25.4	16.1	1.4	18.0	60.9
Direct costs	-	-	-	1.2	1.2	3.0	2.0	0.9	5.7	11.6
Gross margin	-	-	-	-	-	22.4	14.1	0.5	12.3	49.3
Expenses										
Operations	-	-	-	0.5	0.5	10.8	4.5	0.9	1.8	18.0
Sales and marketing	-	-	-	0.7	0.7	1.5	1.4	0.6	3.6	7.1
Research and development, net	-	-	-	0.1	0.1	1.3	3.0	(0.2)	-	4.1
General and administrative	-	-	-	0.7	0.7	3.6	0.1	-	2.0	5.7
Restructuring and other charges	-	-	-	-	-	-	-	-	0.5	0.5
	-	-	-	2.0	2.0	17.2	9.0	1.3	7.9	35.4
(Loss) earnings before under-noted items	-	-	-	(2.0)	(2.0)	5.2	5.1	(0.8)	4.4	13.9
Depreciation	-	-	-	0.1	0.1	0.4	1.9	0.2	0.3	2.8
Amortization of intangible assets	-	-	-	0.9	0.9	0.3	0.7	1.1	1.9	4.0
Interest on long-term debt	-	-	-	-	-	0.1	-	-	-	0.1
Loss (gain) on sale of assets held for sale	0.6	-	-	(9.8)	(9.2)	7.6	(15.4)	-	-	(7.8)
(Loss) income before income taxes	(0.6)	-	-	6.8	6.2	(3.2)	17.9	(2.1)	2.2	14.8
Income taxes (recovery)										
Current	-	-	-	-	-	0.1	-	-	-	0.1
Future	-	-	-	-	-	(0.5)	6.1	-	-	5.6
	-	-	-	-	-	(0.4)	6.1	-	-	5.7
Net (loss) income from discontinued operations	(0.6)	-	-	6.8	6.2	(2.8)	11.8	(2.1)	2.2	9.1

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2005	2004	2005	2004
Operating activities	-	(5.4)	(4.3)	(8.6)
Investing activities	-	-	-	(2.4)
Financing activities	-	-	-	(1.7)
Foreign exchange (gain) loss on cash held in foreign currencies	-	(0.5)	0.4	(0.1)
Cash flows used for discontinued operations	-	(5.9)	(3.9)	(12.8)

The assets have been segregated in the accompanying interim consolidated balance sheets and are reported as current and long-term "Assets held for sale".

The assets held for sale were as follows:

	As at December 31, 2004
ASSETS	
Current assets	0.1
Fixed assets	0.5
Intangible assets	6.4
	7.0

5. Acquisitions

NDC of Canada, Inc.

In March 2005, the Company acquired all the issued and outstanding shares of NDC of Canada, Inc., representing the Canadian claims processing business of NDCHealth Corporation, for initial cash consideration of $12.0 million and a further $3.0 million, subject to certain conditions. The Company also incurred transaction costs relating mostly to professional fees and integration costs in the amount of $0.8 million in connection with the acquisition. In the third quarter of 2005, the purchase price was reduced by $1.5 million in accordance with the provisions of the share purchase agreement. NDC of Canada, Inc. provides specialized network and claims processing services that support the electronic exchange of drug and dental insurance claims between health providers and insurance or adjudication companies.

In millions of Canadian dollars except per share data (unaudited)

5. Acquisitions (continued)

NDCHealth Pharmacy Systems and Services, ULC

In April 2005, the Company acquired certain assets and assumed certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business for initial cash consideration of $1.8 million and a further $0.5 million, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to professional fees. In the third quarter of 2005, the purchase price was reduced by $0.1 million in accordance with the provisions of the asset purchase agreement. The pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

The two acquisitions were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The total purchase price of the acquisitions was preliminarily allocated as follows:

Purchase price allocation	NDC of Canada Inc.	NDCHealth Pharmacy Systems and Services, ULC
Current assets	2.1	0.4
Fixed assets	-	0.1
Current liabilities	(1.4)	(0.1)
Deferred revenues	(0.3)	(0.5)
Long-term liabilities	-	-
Allocation of excess of purchase price:		
Customer relationships	3.7	0.7
Goodwill	10.2	1.8
Cost of acquisition	14.3	2.4

The Company expects to finalize the purchase price allocations during 2005. The allocation of purchase price to customer relationships is being amortized over a three year period for the Canadian pharmacy systems business and a five-year period for the claims processing business.

6. Income from contract settlements

In December 2004, the Company received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005. This amount was recorded in the first two quarters of 2005 as revenue from transition services in the amount of $1.8 million and income from contract settlements in the amount of $2.4 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2005
In millions of Canadian dollars except per share data (unaudited)

7. Restructuring and other charges

As a result of the sale of its U.S. Health operations, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax restructuring charge of $38.2 million for the year ended December 31, 2003.

In November 2004, the Company undertook a new restructuring initiative involving principally a reduction of headcount and rationalization of facilities which was designed to continue the streamlining of the Company's organizational structure and thereby enable the Company to attain its profitability targets for 2005. A restructuring charge of $18.7 million was recorded in the fourth quarter of 2004.

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at September 30, 2005.

	2004	2003 and 2002	Total
Balance, as at January 1, 2005	14.2	7.4	21.6
Payments made for the nine month period	(10.3)	(3.6)	(13.9)
Balance, as at September 30, 2005	3.9	3.8	7.7

The balance of the restructuring provision as at September 30, 2005 is $7.7 million, of which $4.8 million is included in accounts payable and accrued liabilities, and $2.9 million is included in long-term deferred credits and other.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

8. Equity components

The stated capital stock and contributed surplus as at September 30, 2005 are detailed as follows:

Capital stock	Number of shares	Issued and fully paid
Balance at January 1, 2005	103,528,224	-
Issue of common shares (a)	4,125	0.1
Repurchase of common shares (b)	(4,112,182)	-
Substantial repurchase of common shares (c)	(6,011,490)	-
Balance at September 30, 2005	93,408,677	0.1

Contributed surplus	
Balance at January 1, 2005	1,465.1
Repurchase of common shares (b)	(13.1)
Substantial repurchase of common shares (c)	(22.6)
Amount related to stock-based compensation (d)	0.8
Balance at September 30, 2005	1,430.2

(a) 4,125 treasury common shares were issued in connection with the Employee Share Purchase Plan.

(b) Starting in March 2005, under the terms of a normal course issuer bid, the Company repurchased 4,112,182 shares for total consideration of $13.1 million, including related expenses. All 4,112,182 shares were settled, paid and cancelled as at September 30, 2005. This amount was attributed to contributed surplus.

(c) In September 2005, under the terms of a substantial issuer bid offering circular, the Company repurchased 6,011,490 shares for total consideration of $22.6 million, including related expenses. All 6,011,490 shares were settled, paid and cancelled as at September 30, 2005. This amount was attributed to contributed surplus.

(d) During the nine-month period ended September 30, 2005, the Company expensed $0.8 million relating to stock options. This amount was attributed to contributed surplus.

Normal course issuer bid

On February 14, 2005, the Company announced its intention to undertake a normal course issuer bid through the facilities of the Toronto Stock Exchange.

Purchases made pursuant to the bid will not exceed 7,269,000 common shares, representing approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid will be cancelled. Purchases under the bid commenced on February 16, 2005 and may continue until February 15, 2006 unless terminated earlier. During the nine-month period ended September 30, 2005, the Company repurchased 4,112,182 shares, which were all settled, paid and cancelled for a total consideration of $13.1 million, including related expenses.

In millions of Canadian dollars except per share data (unaudited)

8. Equity components (continued)

Substantial issuer bid

On August 3, 2005, the Company announced an offer to repurchase for cancellation up to $30 million worth of its common shares, in a range of $3.20 to $3.70 per share, through a Dutch auction-type substantial issuer bid. The bid remained open until September 14, 2005. On September 20 2005, the Company repurchased 6,011,490 common shares, or 6% of the Company's 99.4 million total common share at $3.70, for a total consideration of $22.6 million, including related expenses. The normal course issuer bid announced by the Company in February 2005 was temporarily suspended during the tender period of this new share repurchase offer.

Warrants

In the past, the Company issued warrants in connection with business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners were granted warrants to purchase shares of the Company on a one-for-one basis. No warrants were exercised and no amount was recorded in the financial statements as a result of these arrangements.

The table below summarizes warrant activity.

	2005			2004		
	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)
Outstanding, January 1	350,000	3,612	5.78	650,000	300,000	47.24
Expired/terminated	(350,000)	(3,612)	(5.78)	(300,000)	(300,000)	(47.24)
Warrants that became exercisable	-	-	-	-	9,248	5.78
Outstanding, September 30	-	-	-	350,000	9,248	5.78

In millions of Canadian dollars except per share data (unaudited)

9. Operating segment information

The Company currently operates under two reporting segments - Health and Finance.

Health: This segment targets mainly the Canadian health market by offering solutions for the electronic processing of claims for health insurance companies, governments, workers' compensation boards and other government agencies, and by providing pharmacies with technology solutions to support their operations.

Finance: This segment offers payment enablement and loan document processing solutions notably to the financial institutions and the real estate legal community.

Non-core: Non-core operations which ceased as of June 30, 2004, included the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products.

The table below shows the continuing operations and goodwill of each of the segments:

	For the three-month period ended September 30							
	Health		Finance		Non-core		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	23.3	18.8	16.8	23.7	-	-	40.1	42.5
Direct costs	5.2	5.0	2.6	5.0	-	-	7.8	10.0
Gross margin	18.1	13.8	14.2	18.7	-	-	32.3	32.5
EBITDA [1] pre-restructuring and other charges	4.8	2.5	1.7	0.9	-	-	6.5	3.4
Restructuring and other charges	-	(0.1)	-	(0.6)	-	-	-	(0.7)
EBITDA [1]	4.8	2.4	1.7	0.3	-	-	6.5	2.7
Goodwill as at September 30	44.5	32.9	11.3	14.6	-	-	55.8	47.5

In millions of Canadian dollars except per share data (unaudited)

9. Operating segment information (continued)

	For the nine-month period ended September 30							
	Health		Finance		Non-core		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	67.2	50.9	52.1	64.4	-	39.6	119.3	154.9
Direct costs	14.1	12.3	7.6	9.8	-	15.9	21.7	38.0
Gross margin	53.1	38.6	44.5	54.6	-	23.7	97.6	116.9
EBITDA [1] pre-restructuring and other charges	12.8	7.2	7.1	2.1	-	11.4	19.9	20.7
Restructuring and other charges	-	0.3	-	2.9	-	-	-	3.2
EBITDA [1]	12.8	7.5	7.1	5.0	-	11.4	19.9	23.9
Goodwill as at September 30	44.5	32.9	11.3	14.6	-	-	55.8	47.5

[1] The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period t o period and agrees, on a consolidated basis, with the amount disclosed as "earnings (loss) before under-noted items" in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

The Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations:

	For the three-month period ended September 30				For the nine-month period ended September 30			
	2005		2004		2005		2004	
Canada	36.2	90%	38.4	90%	105.6	89%	141.1	91%
United States	3.9	10%	4.1	10%	13.7	11%	13.8	9%
Total	40.1	100%	42.5	100%	119.3	100%	154.9	100%

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2005
In millions of Canadian dollars except per share data (unaudited)

10. Related-party information

On June 16, 2004, BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer parties related to the Company. No related-party transactions occurred in 2005.

The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the nine-month periods ended September 30, 2004 from continuing and discontinued operations. These transactions were measured at the exchange value, which is the amount established and agreed to by the related parties:

	For the nine-month period ended September 30, 2004
Revenue [a]	25.9
Direct costs	22.4
Expenses	18.3
Interest income	6.4

[a] Includes services for resale to third parties and for internal use.

As part of the exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derived revenue from Bell Canada (included in the related-party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related-party amount). Included in related-party revenue is the amount derived directly from Bell Canada in the amount of nil and $7.6 million for the three-month and nine-month periods ended September 30, 2004, respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as a distribution agent is nil and $24.3 million for the three-month and nine-month periods ended September 30, 2004, and are excluded from the related-party amount.

Included in direct costs and expenses is nil and $26.4 million for the three-month and nine-month periods ended September 30, 2004 related to the extended service agreement signed with BCE Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to the agency revenue.

The consolidated balance sheet included balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004. All balances were nil as at September 30, 2004.

In millions of Canadian dollars except per share data (unaudited)

10. Related-party information (continued)

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of $21.7 million and interest expense of $15.4 million in the first two quarters of 2004. For income tax purposes, the $21.7 million in interest income increased the taxable income of the Company and accelerated the use of the Company's tax attributes resulting in a $7.5 million reduction in future income tax assets in Canada.

The net interest amount of $6.4 million has been recorded as interest income in the first two quarters of 2004.

Income taxes

In May 2004 the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets were no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada on May 31, 2004.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

11. Government assistance

In 2004, the Company became eligible to receive a retroactive tax credit in the amount of $2.2 million from Investissement Québec relating to the period from June 30, 2003 to December 31, 2004. For the nine-month period ended September 30, 2005 an amount of $0.5 million (nil for three-month period ended September 30, 2005) was recorded for a total of $2.7 million, of which $0.8 million was received during the third quarter of 2005 for a net amount receivable of $1.9 million as at September 30, 2005. This credit is with respect to the relocation of Québec-based employees performing specified, qualifying activities to the *Carrefour de la nouvelle économie* of Longueuil, Québec. These amounts have been recorded as a reduction of research and development expenses on the statement of earnings and have been classified under other current assets on the consolidated balance sheet.

12. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the Accounting Guideline AcG-14 "Disclosure of guarantees", definition of a guarantee. These guarantees or indemnifications are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, litigation against the counterparties, valuation differences, resolution of contingent liabilities of the disposed businesses or assets, or the reassessment of prior tax filings of the corporations carrying on the business.

The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure under these guarantees represented a cumulative amount of approximately $93.5 million as at September 30, 2005, except for tax liabilities and certain other representations for which the agreements do not specify a maximum amount. The Company's representations and warranties exist for a period ending no later than May 19, 2006, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations, and for an amount of $0.3 million which exists for a period ending no later than May 28, 2007. An amount of $0.8 million has been accrued in the consolidated balance sheet as at September 30, 2005 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

Other indemnification agreements

In addition, the Company provides indemnifications to counterparties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. While some of the agreements specify a maximum potential exposure based on fees paid by counterparties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the period ended September 30, 2005. Historically, the Company has not made any significant payments under such indemnification agreements.

82-5206

EMERGIS INC.

Management's discussion and analysis of financial condition and results of operations for the three months and nine months ended September 30, 2005

This management's discussion and analysis (MD&A) provides a review of the performance of our Company and should be read in conjunction with the unaudited Consolidated financial statements and notes thereto for the third quarter of 2005 and 2004, with the MD&A in the 2004 Annual Report including the section on risks and uncertainties, with the audited Consolidated financial statements for 2004 and the notes thereto in the 2004 Annual Report filed on SEDAR at www.sedar.com. The risk factors set out in the MD&A in our 2004 Annual Report and in our 2004 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking statements

Certain statements made in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of November 1, 2005.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among others: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities and delays in signing government contracts, our response to industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, failure or material change in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking statements contained in this MD&A, we have made certain assumptions regarding the possible impact of these items and factors which we consider reasonable. However, each of these items and

factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT NOVEMBER 1, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Definitions

Total revenue: Total revenue includes core revenue by client segment and non-core revenue.

Non-core revenue: Non-core revenue includes revenue derived from an exclusive distribution agreement for certain legacy products signed in 2001 with Bell Canada (Bell legacy contract) and from other non-core and exited products. These activities ended in the second quarter of 2004.

Under the Bell legacy contract, we provided business Internet access services that were no longer considered core to our business strategy. It generated $37.7 million in the first two quarters of 2004.

Other non-core and exited products generated $1.9 million in the first two quarters of 2004.

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, payment and presentment processing, and electronic messaging, and from fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for clients, and initial software license fees.

Our revenue recognition policy is disclosed in Note 2 to our 2004 Consolidated financial statements found in the 2004 Annual Report.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

Non-GAAP financial measures

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as "earnings (loss) before under-noted items" on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measuring tool as it allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles "EBITDA excluding one-time items" to EBITDA:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
EBITDA excluding one-time items	**6.5**	3.4	**17.5**	6.9
(Restructuring) reversal of restructuring and other charges	**-**	(0.7)	**-**	3.2
Income from contract settlements	**-**	-	**2.4**	13.8
EBITDA	**6.5**	2.7	**19.9**	23.9

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Net income (loss) from continuing operations excluding one-time items	**0.1**	1.1	**(4.0)**	(18.3)
(Restructuring) reversal of restructuring and other charges	**-**	(0.7)	**-**	1.0
Gain on sale of assets	**-**	-	**-**	11.6
Write-down of future income tax assets	**-**	-	**-**	(56.0)
Income from contract settlements	**-**	-	**2.4**	13.8
Net income (loss) from continuing operations	**0.1**	0.4	**(1.6)**	(47.9)

Financial highlights

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Operations				
Revenue				
Health	**23.3**	18.8	**67.2**	50.9
Finance	**16.8**	23.7	**52.1**	64.4
Total Core	**40.1**	42.5	**119.3**	115.3
Non-core	**-**	-	**-**	39.6
Total	**40.1**	42.5	**119.3**	154.9
EBITDA				
Reported	**6.5**	2.7	**19.9**	23.9
Excluding one-time items	**6.5**	3.4	**17.5**	6.9
Net income (loss) from continuing operations				
Reported	**0.1**	0.4	**(1.6)**	(47.9)
Excluding one-time items	**0.1**	1.1	**(4.0)**	(18.3)
Net (loss) income - reported	**(1.2)**	(1.5)	**4.6**	(38.8)
Per Share Data (Basic and diluted)				
Net income (loss) from continuing operations				
Reported	**0.00**	0.00	**(0.02)**	(0.46)
Excluding one-time items	**0.00**	0.01	**(0.04)**	(0.18)
Net (loss) income - reported	**(0.01)**	(0.01)	**0.05**	(0.38)

Consolidated statements of earnings

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

- Total revenue was $40.1 million in 2005 compared to $42.5 million in 2004 mainly due to lower Finance revenue partially offset by higher Health revenue.
- In 2005, 93% of revenue was derived from continuing recurring sources, a level that was similar to 2004.
- Health revenue grew by 24% in 2005 in comparison to 2004 mainly due to acquisitions and to organic growth in claims processing activities.
- Finance revenue decreased by 29% in 2005 compared to 2004 due to the expiry of certain point-of-sale and messaging contracts and to the wind-down of eInvoicing. These decreases were partly offset by outsourcing contract revenue associated with the sales of our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004 as well as to organic growth in our Lending real estate and automotive segments.

- EBITDA excluding one-time items was $6.5 million in 2005 compared to $3.4 million in 2004. This was accomplished as a result of cost containment efforts relating to our restructuring initiatives, to acquisitions made in the claims processing and provider solutions areas, and to organic growth.
- Net income from continuing operations in 2005 was $0.1 million compared to $0.4 million in 2004.
- Total net loss was $(1.2) million ($(0.01) per share) in 2005 compared to a total net loss of $(1.5) million ($(0.01) per share) in 2004.

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

- Total revenue was $119.3 million in 2005 compared to $154.9 million in 2004 mainly due to the absence of non-core revenue in 2005.
- In 2005, 94% of revenue was derived from continuing recurring sources, a level that was similar to 2004.
- Health revenue grew by 32% in 2005 compared to 2004 mainly due to acquisitions and to organic growth in claims processing activities.
- Finance revenue decreased by 19% in 2005 compared to 2004 due to the expiry of certain point-of-sale and messaging contracts. These decreases were partly offset by outsourcing contract revenue associated with the sale of our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004 as well as to organic growth in our Lending real estate and automotive segments.
- Income from contract settlements of $2.4 million related to our eInvoicing solution was recorded in 2005 compared to $13.8 million in 2004 from settlements related to a supplier dispute and to the termination of the Bell legacy contract.
- EBITDA excluding one-time items was $17.5 million in 2005 compared to $6.9 million in 2004 despite the absence of a contribution from non-core operations in 2005. This was accomplished as a result of cost containment efforts relating to our restructuring initiatives, to acquisitions made in the claims processing and provider solutions areas and to organic growth.
- Net loss from continuing operations in 2005 was $(1.6) million compared to $(47.9) million in 2004 mainly due to a valuation allowance recorded in 2004 against our future income tax assets not present in 2005, coupled with an improvement in overall profitability in core operations in 2005.
- Total net income was $4.6 million ($0.05 per share) in 2005 compared to a total net loss of $(38.8) million ($(0.38) per share) in 2004 mainly due to the aforementioned tax valuation allowance taken in 2004, coupled with an improvement in overall profitability in core operations in 2005.

Consolidated balance sheets

September 30, 2005 compared to December 31, 2004

- Cash and cash equivalents as at September 30, 2005 were $130.7 million compared to $204.8 million as at December 31, 2004 mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Major cash disbursements included payments under a substantial issuer bid (SIB)

and a normal course issuer bid (NCIB) of $22.6 million and $13.1 million, including associated costs, respectively. Payments made as a result of acquisitions totaled $16.9 million. Cash received on disposal of operations amounted to $23.4 million, including US$9.0 million (C$10.9 million) received as a price adjustment to the sale of our U.S Health operations in 2004.

- The decrease in current assets from $241.2 million in 2004 to $164.0 million in 2005 is mainly attributable to the change in cash and cash equivalents noted above. Current liabilities decreased from $114.1 million in 2004 to $64.0 million in 2005 due to reductions in accounts payable and accrued liabilities, recognition of deferred revenue and credits, and the repayment of long-term debt.

Consolidated statements of cash flows

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

- Cash flow from operating activities resulted in a net outflow of $0.3 million in 2005 compared to an inflow of $11.0 million in 2004. Excluding disbursements related to past restructuring initiatives, operations generated positive cash flows of $1.5 million.
- Cash flows from investing activities resulted in a net outflow of $5.7 million in 2005 compared to an inflow of $3.3 million in 2004. The cash outflow for 2005 related to the acquisition of capital assets, to payments relating to acquisitions and to adjustments on proceeds from sale of businesses. The cash inflow for 2004 related mainly to proceeds received from the disposition of our webdoxs operations.
- Cash flows from financing activities resulted in a net outflow of $25.7 million in 2005 compared to an outflow of $2.3 million in 2004. The outflow for 2005 pertained mainly to shares we repurchased as part of the SIB and NCIB. The outflow for 2004 related mainly to the net repayment of long-term debt.

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

- Use of cash for operating activities in 2005 increased to $26.0 million from $10.0 million in 2004 mainly due to increases in working capital requirements including disbursements of $13.9 million related to past restructuring initiatives.
- Cash flows from investing activities resulted in a net outflow of $1.5 million in 2005 mainly due to acquisitions and additions to capital assets partly offset by cash received from the sale of our eLending U.S. operations and cash received as a price adjustment on the sale of our U.S. Health operations. The inflow in 2004 of $294.9 million related mostly to the sale of our U.S. Health operations.
- Cash flows from financing activities resulted in a net outflow of $41.8 million in 2005 compared to an outflow of $164.1 million in 2004. The outflow for 2005 pertained mainly to shares we repurchased related to the SIB and NCIB. The outflow for 2004 related mainly to a special $150 million cash distribution paid to shareholders in June 2004, as well as to the repayment of long-term debt.

Corporate highlights

(SIB) - On August 3, 2005 we announced an offer to repurchase for cancellation up to $30 million worth of our common shares, in a range of $3.20 to $3.70 per share, through a Dutch auction-type process. The bid remained open until September 14, 2005. On September 20, 2005 we announced the final results of the bid through which we purchased for cancellation 6.0 million or 6% of our outstanding common shares at $3.70 per share, for a total aggregate cost of $22.6 million. After the purchase, 93.4 million common shares remained outstanding. The purchase was funded from available cash on hand.

Newfoundland and Labrador Drug Information System Project - On August 19, 2005 we announced that the Emergis-led consortium had been selected to enter into exclusive negotiations with The Newfoundland and Labrador Centre for Health Information, potentially leading to a contract for the development and implementation of a comprehensive pharmacy network, also known as a drug information system (DIS), that will meet the objectives and requirements of the Province of Newfoundland and Labrador. Neither the outcome, nor the scope of the negotiations, nor the value of any potential resulting contract can be evaluated at this time.

DIS are key components of electronic health record solutions that governments throughout Canada will be creating in the coming years. Among other features, DIS provides authorized physicians and pharmacists with access to the complete medication profile of patients, allowing the secure exchange of relevant and current information. By ensuring proper drug utilization, a DIS addresses key health care issues such as patient safety concerns.

Results of operation

Revenue for the quarter

Revenue by client segment

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

				2005				2004
	Recurring	**Non-Recurring**	**Total**	**% of total**	Recurring	Non-recurring	Total	% of total
Health	**22.5**	**0.8**	**23.3**	**58**	18.2	0.6	18.8	44
Finance	**14.7**	**2.1**	**16.8**	**42**	21.5	2.2	23.7	56
Core	**37.2**	**2.9**	**40.1**	**100**	39.7	2.8	42.5	100
Non-core	**-**	**-**	**-**	**-**	-	-	-	-
Total	**37.2**	**2.9**	**40.1**	**100**	39.7	2.8	42.5	100

Total revenue generated in 2005 was $40.1 million compared to $42.5 million in 2004. Recurring revenue decreased 6% to $37.2 million from $39.7 million in 2004 mainly due to a lower contribution from the Finance segment partly offset by a higher contribution from the Health segment. Recurring revenue represented 93% of total core revenue in 2005, unchanged from 2004. U.S.-sourced revenue was 10% of total revenue in 2005 comparable to 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 24% compared to 2004 due mainly to acquisitions in the claims processing and provider solutions areas and to organic growth in claims processing activities. Virtually all the Health revenue was recurring in nature in both 2005 and 2004.

Finance: Finance revenue decreased by 29% in 2005 compared to 2004 mainly due to the expiry in 2004 of certain point-of-sale and messaging contracts and to the wind-down of our eInvoicing operations. These decreases were partly offset by outsourcing contract revenue related to our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004 as well as to organic growth in our Lending real estate and automotive segments. Recurring revenue in Finance represented 88% of total Finance revenue compared to 91% in the prior year.

Non-core: Non-core revenue was not generated in 2005 or 2004.

Revenue year to date

Revenue by client segment

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

				2005				2004
	Recurring	**Non-Recurring**	**Total**	**% of total**	Recurring	Non-Recurring	Total	% of total
Health	**65.4**	**1.8**	**67.2**	**56**	49.6	1.3	50.9	33
Finance	**47.1**	**5.0**	**52.1**	**44**	58.3	6.1	64.4	41
Core	**112.5**	**6.8**	**119.3**	**100**	107.9	7.4	115.3	74
Non-core	**-**	**-**	**-**	**-**	38.7	0.9	39.6	26
Total	**112.5**	**6.8**	**119.3**	**100**	146.6	8.3	154.9	100

Total revenue in 2005 was $119.3 million compared to $154.9 million in 2004, reflecting mainly the absence of non-core revenue related to the Bell legacy contract in 2005. Core revenue has increased by $4.0 million or 3%, stemming from growth in the Health segment, partly offset by a decline in the Finance segment. Core recurring revenue increased to $112.5 million from $107.9 million in 2004, a $4.6 million or 4% increase. Recurring revenue represented 94% of total core revenue in 2005, a level comparable to 2004. U.S.-sourced revenue was 11% of total revenue in 2005 compared to 9% in 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 32% compared to 2004 due mainly to acquisitions in the claims processing and provider solutions areas and organic growth in claims processing. Recurring revenue represented approximately all of total Health revenue, a level comparable with the prior year.

Finance: Finance revenue decreased by 19% in 2005 compared to 2004 mainly due to the expiry in 2004 of certain point-of sale and messaging contracts. These decreases were partly offset by outsourcing contract revenue related to our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004 as well as to organic growth in our Lending real estate and automotive segments. Recurring revenue in Finance represented 90% of total Finance revenue comparable with the prior year.

Non-core: Non-core revenue was not generated in 2005. The majority of non-core revenue in 2004 was attributable to the Bell legacy contract, which was terminated in June 2004.

Related-party revenue and expenses

From January 1 to June 16, 2004, we were related to BCE and its subsidiaries. Related-party revenue and related-party direct costs in 2004 amounted to $25.9 million and $22.4 million, respectively. Other related-party expenses, also in 2004, of $18.3 million, were due to activities related to the Bell legacy contract.

As a result of a tax loss monetization structure established with Bell Canada, which was terminated in the second quarter of 2004, we generated net interest income of $6.4 million and a provision for income taxes in the amount of $7.5 million, resulting in a net negative impact on net income of $1.1 million, on a year-to-date basis to the end of the second quarter of 2004.

Income from contract settlements

In December 2004 we received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer, and for transition services to be provided to such customer in 2005. In each of the first and second quarters of 2005, we recorded $0.9 million in revenue for transition services and $1.2 million as income from contract settlements.

Direct costs and gross margin

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

	Health		Finance		Total Core		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**23.3**	18.8	**16.8**	23.7	**40.1**	42.5	**-**	-	**40.1**	42.5
Direct costs	**5.2**	5.0	**2.6**	5.0	**7.8**	10.0	**-**	-	**7.8**	10.0
Gross margin	**18.1**	13.8	**14.2**	18.7	**32.3**	32.5	**-**	-	**32.3**	32.5
Gross margin %	**78%**	73%	**85%**	79%	**81%**	76%	**-**	-	**81%**	76%

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

	Health		Finance		Total Core		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**67.2**	50.9	**52.1**	64.4	**119.3**	115.3	**-**	39.6	**119.3**	154.9
Direct costs	**14.1**	12.3	**7.6**	9.8	**21.7**	22.1	**-**	15.9	**21.7**	38.0
Gross margin	**53.1**	38.6	**44.5**	54.6	**97.6**	93.2	**-**	23.7	**97.6**	116.9
Gross margin %	**79%**	76%	**85%**	85%	**82%**	81%	**-**	60%	**82%**	75%

Direct costs include telecommunications costs relating to services provided to clients, the cost of products or services purchased specifically for client projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific client projects directly related to revenue.

For the quarter, the increase in the Health gross margin from 73% to 78% was due to cost containment efforts, acquisitions and organic growth. On the Finance side, the increase in our gross margin from 79% to 85% was due mainly to the expiry of certain contracts in the point-of-sale services network area in 2004 which had higher direct costs associated with them.

On a year-to-date basis, the increase in our total gross margin from 75% to 82% reflects mainly the absence of non-core revenue in 2005, a segment which had a gross margin lower than either the Health or Finance segments.

Operating expenses

Three months and nine months ended September 30, 2005 compared to three months and nine months ended September 30, 2004

	Three-month period ended September 30				Nine-month period ended September 30			
	2005		2004		**2005**		2004	
	$	**% of Revenue**	$	% of Revenue	**$**	**% of Revenue**	$	% of Revenue
Operations	**10.1**	**25**	10.7	25	**31.3**	**26**	50.1	32
Sales and marketing	**4.4**	**11**	4.5	11	**13.6**	**11**	14.9	10
Research and development	**6.4**	**16**	8.2	19	**20.0**	**17**	27.2	18
General and administrative	**4.9**	**12**	5.7	13	**15.2**	**13**	17.8	12
Total before:	**25.8**	**64**	29.1	68	**80.1**	**67**	110.0	71
Restructuring (reversal of) and other charges	**-**	**-**	0.7	2	**-**	**-**	(3.2)	(2)
Total	**25.8**	**64**	29.8	70	**80.1**	**67**	106.8	69
Workforce - continuing operations, end of period	**896**		1,088		**896**		1,088	

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, and facilities costs associated with each line of business. For the quarter, expense levels decreased due mainly to the impact of the November 2004 restructuring initiative. On a year-to-date basis, expense levels have decreased principally due to the absence of non-core operations in 2005 and to the impact of the November 2004 restructuring initiative.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as promotional, trade show and other expenses related to the development of active and future solutions. Expenses have decreased both for the quarter and year-to-date mainly as a result of cost-cutting initiatives related to the November 2004 restructuring initiative.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Expenses have decreased as a result of cost containment efforts related to past restructuring initiatives.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. For the quarter, expenses were lower primarily as a result of the November 2004 restructuring initiative. On a year-to-date basis, expenses decreased due to the impact of the November 2004 streamlining initiative, on-going efforts to contain expenses, and reductions in certain contingency provisions.

Restructuring and other charges: As a result of the sale of our U.S. Health operations, we developed a restructuring program to streamline our organizational structure and rationalize our overhead. This resulted in a pre-tax charge of $38.2 million in 2003. Since we were not able to complete all of the streamlining activities related to this charge, we reversed $6.3 million of the charge in the first quarter of 2004. We subsequently completed the activities and incurred charges, which offset the reversal in the following quarters of 2004, including a $0.7 million charge in the third quarter of 2004.

In November 2004, we undertook a new restructuring initiative involving principally a reduction in headcount and rationalization of facilities. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004. The results of this initiative on a year-to-date basis, are evident when comparing the expenses noted above for 2005 and 2004.

Workforce: Total workforce related to continuing operations decreased from 1,088 at September 30, 2004 to 896 at September 30, 2005, mainly due to the restructuring initiative undertaken in November 2004 and to continuing cost containment efforts.

EBITDA

Three months and nine months ended September 30, 2005 compared to three months and nine months ended September 30, 2004

	Three-month period ended September 30				Nine-month period ended September 30			
	2005		2004		**2005**		2004	
	$	**Margin%**	$	Margin%	**$**	**Margin%**	$	Margin%
Health	**4.8**	**21**	2.5	13	**12.8**	**19**	7.2	14
Finance	**1.7**	**10**	0.9	4	**4.7**	**9**	(7.0)	(11)
Total Core	**6.5**	**16**	3.4	8	**17.5**	**15**	0.2	-
Non-core	**-**	**-**	-	-	**-**	**-**	6.7	17
Sub-total excluding one-time items:	**6.5**	**16**	3.4	8	**17.5**	**15**	6.9	4
Income from contract settlements	**-**	**-**	-	-	**2.4**	**2**	13.8	9
Restructuring and other charges	**-**	**-**	(0.7)	(2)	**-**	**-**	3.2	2
Total	**6.5**	**16**	2.7	6	**19.9**	**17**	23.9	15

Health: Health EBITDA increased for the quarter and year to date mainly due to cost containment efforts and to a higher contribution from claims processing and provider solutions as a result of acquisitions and organic growth.

Finance: Finance EBITDA increased for the quarter and year to date compared to 2004 due to the impact of our November 2004 restructuring initiative and to the contribution from outsourcing services related to the sales of our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004, partly offset by a lower contribution from point-of-sale activities due to contract terminations.

Non-core: On a year-to-date basis, for 2004, non-core EBITDA related mainly to the Bell legacy contract, which was terminated in June 2004.

Other expenses

Three months and nine months ended September 30, 2005 compared to the three months and nine months ended September 30, 2004.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Core EBITDA excluding one-time items	**6.5**	3.4	**17.5**	0.2
Total EBITDA before under-noted items	**6.5**	2.7	**19.9**	23.9
Depreciation	**2.8**	3.4	**9.2**	9.1
Amortization of intangible assets	**2.8**	3.0	**8.0**	10.4
Interest income	**(0.9)**	(1.0)	**(2.7)**	(9.8)
Interest on long-term debt	**0.3**	0.9	**1.1**	2.1
Gain on sale of assets	**-**	(0.1)	**(0.1)**	(12.2)
(Gain) loss on foreign exchange	**1.1**	(4.4)	**4.9**	(0.9)
Other	**-**	(0.1)	**-**	(0.1)
Income (loss) from continuing operations before income taxes	**0.4**	1.0	**(0.5)**	25.3
Income taxes	**0.3**	0.6	**1.1**	73.2
Net income (loss) from continuing operations	**0.1**	0.4	**(1.6)**	(47.9)
(Loss) income from discontinued operations	**(1.3)**	(1.9)	**6.2**	9.1
Net (loss) income	**(1.2)**	(1.5)	**4.6**	(38.8)
Basic and diluted income (loss) per share from continuing operations	**0.00**	0.00	**(0.02)**	(0.46)
Basic and diluted (loss) income per share from discontinued operations	**(0.01)**	(0.02)	**0.06**	0.09
Basic and diluted (loss) income per share	**(0.01)**	(0.01)	**0.05**	(0.38)

Depreciation: For the quarter, depreciation expense was lower as a result of the diminishing balance of the capital asset pool. On a year-to date basis, depreciation was comparable to the prior year.

Amortization of intangible assets: Amortization of intangibles for both the quarter and year to date decreased mainly as a result of certain intangible assets becoming fully amortized during the course of 2004.

Interest income: For the quarter, interest income was similar to prior year. On a year-to-date basis, interest income decreased mainly due to the termination in May 2004 of the tax loss monetization structure with Bell Canada as described in Note 20 to the 2004 audited Consolidated financial statements.

Interest on long-term debt: Interest on long-term debt decreased due to lower average debt outstanding in 2005 compared to 2004 for both the quarter and year to date.

Gain on sale of assets: The 2004 gain on sale of assets pertains mainly to the sale of intellectual property related to the Bell legacy contract in 2004.

(Gain) loss on foreign exchange: The foreign exchange loss for the quarter is due to a partial reduction in the net investment in a foreign subsidiary and to an unfavorable exchange rate change for the quarter.

Income taxes: Income tax expense for the quarter was comparable to prior year. The decrease in income tax expense on a year-to-date basis is mainly attributable to a valuation allowance of $56.0 million recorded against the future income tax assets of our continuing Canadian operations in the second quarter of 2004. This valuation allowance was taken as a result of our assessment that our future income tax assets were no longer 'more likely than not' realizable, resulting from the termination on May 31, 2004 of the tax loss monetization arrangement in place with Bell Canada.

Net Income (loss) from continuing operations

Net income from continuing operations for the quarter totaled $0.1 million or nil per share on a fully diluted basis in 2005, compared to $0.4 million or nil per share on a fully diluted basis in 2004. Excluding one-time items, the equivalent figures were net income of $0.1 million or nil per share compared to $1.1 million or $0.01 per share in 2004.

Net loss from continuing operations on a year-to-date basis totaled $(1.6) million or $(0.02) per share on a fully diluted basis in 2005 compared to a net loss of $(47.9) million or $(0.46) per share in 2004. Excluding one-time items, the equivalent figures were a net loss of $(4.0) million or $(0.04) per share compared to $(18.3) million or $(0.18) per share in 2004.

Discontinued operations

Discontinued operations include our former U.S. Health, eSecurity, webdoxs and eLending U.S. operations. Details regarding the statements of earnings for these discontinued operations can be found in Note 4 to our unaudited interim consolidated financial statements. For the quarter, discontinued operations generated a net loss of $(1.3) million ($(1.9) million net loss in 2004) and net income of $6.2 million on a year-to-date basis ($9.1 million net income in 2004).

Net (loss) income

Net loss for the quarter was $(1.2) million ($(0.01) per share), compared to a net loss of $(1.5) million ($(0.01) per share) reported in 2004. On a year-to-date basis net income was $4.6 million ($0.05 per share) compared to a loss of $(38.8) million ($(0.38) per share) in 2004.

Liquidity and capital resources

As of September 30, 2005 we had $130.7 million in cash and cash equivalents compared to $204.8 million as of December 31, 2004. The decrease was mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Also contributing to the decrease in cash were the funds we used for the repurchase of shares through the SIB and NCIB. Cash disbursements for our acquisitions were partly offset by cash received from the sale of our eLending U.S. operations. We also received US$9.0 million (C$10.9 million) in cash as an adjustment to the sale price for our U.S Health operations.

Our balance sheet reflects a current ratio of 2.6 times in 2005 compared to 2.1 times in December 2004. We also had access to unused lines of credit totaling $8.0 million as at September 30, 2005 ($8.6 million as at September 30, 2004). As at September 30, 2005, an amount of $4.5 million, ($4.3 million as at December 31, 2004), representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

The table below sets forth a summary of cash flow activity and should be read in conjunction with our interim unaudited consolidated statements of cash flows.

Three months and nine months ended September 30, 2005 compared to the three months and nine months ended September 30, 2004.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Cash flows (used for) from operating activities	**(0.3)**	11.0	**(26.0)**	(10.0)
Cash flows (used for) from investing activities	**(5.7)**	3.3	**(1.5)**	294.2
Cash flows used for financing activities	**(25.7)**	(2.3)	**(41.8)**	(164.1)
Other	**(0.3)**	(10.0)	**(0.9)**	(6.2)
(Decrease) increase in continuing cash position	**(32.0)**	2.0	**(70.2)**	113.9
Cash flow used for discontinued operations	**-**	(5.9)	**(3.9)**	(12.8)
(Decrease) increase in cash position	**(32.0)**	(3.9)	**(74.1)**	101.1
Cash and cash equivalents, beginning of period	**162.7**	242.4	**204.8**	137.4
Cash and cash equivalents, end of period	**130.7**	238.5	**130.7**	238.5

Operating activities

Operating activities for the quarter generated negative cash flows of $0.3 million compared to positive cash flows of $11.0 million in 2004. Excluding disbursements related to past restructuring initiatives, operations generated positive cash flows of $1.5 million.

Use of cash for operating activities in 2005 increased to $26.0 million from $10.0 million in 2004 mainly due to increases in working capital requirements including disbursements of $13.9 million related to past restructuring initiatives.

Investing activities

For the current quarter, cash flows from investing activities resulted in a net outflow of $5.7 million. The cash outflow for 2005 related to the acquisition of capital assets, to business acquisitions and to adjustments on proceeds from sale of businesses. In 2004, an inflow of $3.3 million was recorded mainly due to the receipt of a portion of the net proceeds from the sale of our webdoxs operations, partly offset by a $2.8 million reduction in the sale price of our U.S. Health operations.

On a year-to-date basis, cash flows from investing activities resulted in a net outflow of $1.5 million. Cash outflows of $8.1 million and $16.9 million related to additions to fixed and intangible assets and acquisitions, respectively, were offset by cash proceeds of $23.4 million from the sale of certain businesses (net of disposition costs) including $10.9 million received as an adjustment to the sale price of our U.S. Health operations. In 2004, an inflow of $294.2 million was recorded due to $326.6 million received from the sale of various businesses partly offset by outflows of $22.6 million related to business acquisitions and $10.1 million in additions to fixed and intangible assets.

Financing activities

Cash flows from financing activities for the current quarter resulted in a net outflow of $25.7 million, of which $22.6 million and $1.4 million were attributable to the SIB and NCIB, respectively. Repayment of long-term debt totaled $1.7 million. In 2004, an outflow of $2.3 million was recorded mainly due the net repayment of long-term debt of $2.6 million partly offset by $0.3 million received from the issue of common shares.

For the nine months, cash flows from financing activities resulted in a net outflow of $41.8 million in 2005, of which $22.6 million and $13.1 million were attributable to the SIB and NCIB, respectively. Repayment of long-term debt totaled $6.0 million. In 2004, an outflow of $164.1 million was recorded mainly due to a $150.0 million special cash distribution to shareholders. The balance related to the net repayment of long-term debt of $15.2 million, partly offset by $1.1 million received from the issue of common shares.

Discontinued operations

Cash flows used for discontinued operations were nil in the current quarter ($5.9 million in 2004) and $3.9 million on a year-to-date basis ($12.8 million in 2004). These cash flows relate to businesses disposed of in the past two years. See Note 4 to our unaudited interim consolidated financial statements for details.

Financial instruments

Our principal financial instruments included cash and cash equivalents, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities, and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal, since our long-term debt carries a fixed rate of interest and consists mainly of capital leases.

Our only derivative instruments at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. As at September 30, 2005, we had no currency forward contracts outstanding.

Off-balance sheet arrangements

As a regular part of our business, we may enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of most of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnities in the past.

We had $63.5 million of funds in transit as at September 30, 2005 ($55.6 million as at December 31, 2004), which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf. An equal amount is payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis.

Acquisitions and divestitures

In March and April of 2005 we acquired NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses for $15.8 million and $2.5 million, respectively, and recorded these acquisitions using the purchase method of accounting. During the third quarter, the costs of these acquisitions were reduced to $14.3 million and $2.4 million, respectively, as a result of purchase price adjustments according to the terms of the purchase agreements. For details of our acquisitions, see Note 5 to our unaudited interim consolidated financial statements.

In May 2005, we sold our eLending U.S. operations for US$13.8 million and recorded a gain of $9.8 million. For details of this sale, see Note 4 to our unaudited interim consolidated financial statements.

Outstanding securities

As at October 31, 2005, we had 93,408,677 common shares outstanding and 1,882,611 options granted. The options are exercisable on a one-for-one basis into common shares.

Other

MultiPlan complaint: On April 27, 2005, MultiPlan Inc., the purchaser of our former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The complaint alleges a variety of claims relating to the share purchase agreement.

Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has recently advised us that it has settled these hospital claims for an amount of US$750,000.

We remain of the view that the allegations are without merit and intend to take all appropriate actions to vigorously defend our position.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2004 audited consolidated financial statements provides a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgment which affects the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgment and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider such estimates to be important to the reader's understanding of our financial statements because these estimates rely on our judgment and are based on factors that are highly uncertain.

Our significant accounting policies, including recently adopted accounting policies in 2005, remain substantially unchanged and are herein incorporated by reference from our 2004 audited Consolidated financial statements and our third quarter 2005 unaudited consolidated financial statements.

Recently adopted accounting policies

Consolidation of Variable Interest Entities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on our unaudited interim consolidated financial statements.

Outlook for 2005 and 2006

Compared to 2004, our current year to date financial results reflect the growth of our operations in the Health sector, both through acquisitions and organic growth, and the completion of the rationalization of operations in the Finance sector. Despite the absence of non-core revenue and the anticipated decline in revenue from certain Finance solutions, EBITDA in 2005 has improved significantly compared to 2004.

For 2006, we are targeting improvements in revenue, EBITDA and earnings from continuing operations. Targeted 2006 EPS from continuing operations is expected to reflect the improvement in targeted EBITDA, the impact of expected lower depreciation and amortization expenses, and fewer common shares outstanding resulting from the share buy-back programs undertaken in 2005. Capital expenditures are targeted to be somewhat lower than those in 2005. The above discussion regarding 2006 financials does not assume any acquisitions, dispositions or one-time items.

Caution regarding forward-looking statements

Certain statements made in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of November 1, 2005.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among others: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities and delays in signing government contracts, our response to industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, failure or material change in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking statements contained in this MD&A, we have made certain assumptions regarding the possible impact of these items and factors which we consider reasonable. However, each of these items and factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these

and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT NOVEMBER 1, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Emergis

82-5206

Emergis

November 1, 2005

RE: Form 52-109FT2 – Certification of Interim Filings during Transition Period ("Bare Certificate") for Emergis Inc.

To Whom It May Concern:

I, Robert Comeau, Chief Financial Officer, Emergis Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Emergis Inc.* for the interim period ending September 30, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) Robert Comeau

Robert Comeau
Chief Financial Officer

Emergis

82-5206

Emergis

November 1, 2005

RE: Form 52-109FT2 – Certification of Interim Filings during Transition Period ("Bare Certificate") for Emergis Inc.

To Whom It May Concern:

I, François Côté, President and Chief Executive Officer, Emergis Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Emergis Inc.* for the interim period ending September 30, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) François Côté

François Côté
President and Chief Executive Officer

Emergis

>>> Quarterly report to shareholders

Emergis reports third quarter 2005 financial results

- Revenue at $40.1 M
- EBITDA at $6.5 M (16% of revenue), up substantially from Q3 2004
- Net income from continuing operations at $0.1 M ($0.00 per share)
- Updated guidance for 2005 and positive financial direction for 2006

Montréal, November 2, 2005 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three-month period ended September 30, 2005. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Revenue for the quarter was $40.1 million compared to $42.5 million in the third quarter of 2004 and $40.7 million in the second quarter of 2005.

EBITDA[1] increased to $6.5 million compared to $2.7 million in the third quarter last year and $6.5 million in the second quarter of 2005. Excluding one-time items in the comparison periods, EBITDA was $3.4 million in the third quarter of last year and $5.3 million in the second quarter of 2005.

Net income from continuing operations was $0.1 million ($0.00 per share) compared to $0.4 million ($0.00) in 2004 and to $2.2 million ($0.02) in the second quarter of 2005. Excluding one-time items in the comparison periods, the third quarter 2004 figure was $1.1 million ($0.01) and that for the second quarter 2005 was $1.0 million ($0.01).

Reported total net loss for the quarter was $(1.2) million ($(0.01)) compared to $(1.5) million ($(0.01)) in 2004 and net income of $11.5 million ($0.11) in the second quarter of 2005.

One-time items included income from contract settlements of $1.2 million during the second quarter of 2005 and a restructuring charge of $0.7 million in the third quarter of 2004. There were no one-time items in the current quarter.

---

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statement of earnings.

"Emergis has reported another solid quarter of results, with continued growth in our Health operations and a substantial improvement in EBITDA before one-time items. In Finance we are tracking to plan post rationalization," said François Côté, President and Chief Executive Officer of Emergis. "We expect to either meet or exceed our previously announced financial targets for the year and are targeting an improved financial profile for 2006."

Revenue summary for the quarter

Three-month periods ended September 30, 2005, June 30, 2005, and September 30, 2004, in millions of Canadian dollars:

	Q3 2005	Q2 2005	Q3 2004
Health	23.3	22.5	18.8
Finance	16.8	18.2	23.7
Total revenue	**40.1**	**40.7**	**42.5**

- Health revenue increased 24% on a year-over-year basis mainly due to acquisitions in the claims processing and provider solutions areas and to organic growth in claims processing. On a sequential quarterly basis, the 4% increase was due to growth in the professional and consulting areas.
- Compared to the second quarter of 2005, Finance revenue decreased 8% due to the substantial wind-down of the commercial operations of the Company's eInvoicing solution, as well as seasonally lower lending activities in both the real estate and automotive areas. Revenue decreased from the third quarter of 2004 mainly due to the previously disclosed expiry of certain point-of-sale and messaging contracts and to the wind-down of eInvoicing, partly offset by higher revenue associated with U.S. Lending and eInvoicing outsourcing contracts and growth in Canadian lending activity. It should be noted that the Company's webdoxs outsourcing contract comes to term at the end of 2005.
- Recurring revenue represented 93% of core revenue, a level similar to both the third quarter of 2004 (93%) and the second quarter of 2005 (95%).

EBITDA summary for the quarter

Three-month periods ended September 30, 2005, June 30, 2005 and September 30, 2004, in millions of Canadian dollars:

	Q3 2005	Q2 2005	Q3 2004
Health	4.8	3.6	2.5
Finance	1.7	1.7	0.9
EBITDA before:	**6.5**	**5.3**	**3.4**
Contract settlements in Finance	-	1.2	-
Restructuring and other	-	-	(0.7)
Total EBITDA	**6.5**	**6.5**	**2.7**

- EBITDA was $6.5 million (16% of revenue), up significantly from the $3.4 million (8% of revenue) before one-time items generated in the prior year, reflecting higher contributions from Health and Finance operations. Compared to the second quarter of 2005, EBITDA increased from $5.3 million before one-time items mainly due to a higher contribution from Health operations. The contribution from Finance was maintained despite the wind-down of the commercial activities of Emergis' eInvoicing solution.
- Health EBITDA was $4.8 million (21% of Health revenue) compared to $2.5 million (13%) in the third quarter of 2004 and $3.6 million (16%) in the second quarter of 2005. The year-over-year increase was due to cost containment efforts and a higher contribution from claims processing, including the impact of both acquisitions and organic growth. Sequentially, the improved contribution was due to organic growth in claims processing.
- Finance contributed $1.7 million to EBITDA in the quarter (10% of Finance revenue) compared to $0.9 million (4%) in the third quarter last year and to $1.7 million (9%) in the second quarter of 2005 excluding income received from contract settlements. The year-over-year improvement reflects mainly the Company's continued focus on improving the profitability of Finance and the contribution from outsourcing services. This was partly offset by a lower contribution from point-of-sale and messaging activities due to contract terminations. In the sequential quarterly comparison, higher contributions from most Finance activities were offset by a lower operating contribution from eInvoicing as this service has substantially wound down its operations, and to seasonally lower lending activity in the real estate area.
- During the third quarter of last year, the Company took a restructuring charge of $0.7 million. At September 30, 2005, $4.8 million of restructuring charges remained in accounts payable and accrued liabilities, of which approximately $1.5 million is expected to be disbursed by the end of 2005.

Financial highlights for the nine months

Nine-month periods ended September 30, 2005 and 2004, in millions of Canadian dollars:

	Revenue		EBITDA	
	9 months 2005	9 months 2004	9 months 2005	9 months 2004
Health	67.2	50.9	12.8	7.2
Finance	52.1	64.4	4.7	(7.0)
Core before one-time items	**119.3**	**115.3**	**17.5**	**0.2**
Contract settlements in Finance	-	-	2.4	9.1
Total core	**119.3**	**115.3**	**19.9**	**9.3**
Non-core	-	39.6	-	6.7
Contract settlements in Non-core	-	-	-	4.7
Restructuring and other	-	-	-	3.2
Total	**119.3**	**154.9**	**19.9**	**23.9**

- Core revenue at $119.3 million has increased by 3% compared to last year and core EBITDA has more than doubled from $9.3 million to $19.9 million. The core EBITDA margin for the first nine months of 2005 was 17% compared to 8% in 2004.
- Most significantly, core EBITDA excluding one-time items has dramatically improved from $0.2 million (0% of revenue) in 2004 to $17.5 million (15% of revenue).
- Health operations generated 32% higher revenue compared to 2004 as a result of acquisitions and organic growth in claims processing. The EBITDA margin for Health was 19%, up from 14% in the first nine months of 2004.
- Finance revenue decreased mainly due to the expiry of certain point-of sale and messaging contracts. This was partly offset by revenue associated with eSecurity and webdoxs outsourcing contracts and organic growth in lending. Finance EBITDA excluding one-time items increased substantially from a loss of $(7.0) million in 2004 to $4.7 million mainly due to the impact of restructuring activities, continued cost reduction efforts and the contribution from outsourcing services. These positive impacts were partly offset by contract terminations in the point-of-sale and messaging areas. The EBITDA margin for Finance was 9% in the first nine months of 2005 compared to (11)% in 2004.
- Non-core operations, which included a distribution agreement with Bell Canada for legacy products and other non-core and exited products, ceased as of June 30, 2004.

Nine-month periods ended September 30, 2005 and 2004, in millions of Canadian dollars, except per share data:

	Net income		EPS	
	9 months 2005	**9 months 2004**	**9 months 2005**	**9 months 2004**
Continuing operations before:	(4.0)	(18.3)	(0.04)	(0.18)
One-time items	2.4	(29.6)	(0.02)	(0.28)
Continuing operations	**(1.6)**	**(47.9)**	**(0.02)**	**(0.46)**
Discontinued operations	6.2	9.1	0.06	0.09
Total	**4.6**	**(38.8)**	**0.05**	**(0.38)**

- Net loss from continuing operations before one-time items improved to $(4.0) million ($(0.04) per share) compared to a loss of $(18.3) million ($0.18) in 2004. Reported net loss from continuing operations was $(1.6) million ($(0.02)) compared to $(47.9) million ($(0.46) per share) in 2004.
- Discontinued operations contributed $6.2 million to total net income mainly due to a gain on sale of the Company's eLending U.S. operations reported in the second quarter.
- Reported total net income was $4.6 million ($0.05 per share) compared to a net loss of $(38.8) million ($(0.38)) in 2004.
- The Company's financial results, including both the current and historical periods, reflect the sale of the following operations: U.S. Health in March 2004, eSecurity in June 2004, webdoxs electronic bill presentment in July 2004, and eLending U.S. in May 2005. As a result, these operations have been reported as discontinued operations and their total contribution to Emergis' consolidated results has been included as a single line item above net income.

- One-time items included contract settlements, gains on sale, restructuring and other charges and related reversals, asset write-downs and tax adjustments in the periods in which they were recorded. They do not include accruals or reversals of accruals made in the normal course of business.

Financial position at September 30

Cash on hand at quarter-end was $130.7 million compared to $162.7 million at June 30, reflecting mainly disbursements of $24.0 million related to the Company's substantial issuer and normal course issuer bids undertaken during the quarter and to an increase in working capital requirements of $8.3 million.

Cash flows used for operating activities were $(0.3) million in the quarter compared to $1.3 million in cash flows from operating activities in the second quarter of 2005. Excluding disbursements related to past restructuring initiatives, cash flows from operating activities would have been $1.5 million. Working capital was $100.0 million ($127.0 million from continuing operations at December 31, 2004). Long-term debt at September 30, 2005 decreased to $5.7 million from $8.9 million at the end of 2004.

Outlook for 2005 and 2006

The Company's previously stated financial targets for the year 2005 included revenue in a range of $155 million to $165 million, EBITDA of $20 million to $23 million and earnings per share (EPS) from continuing operations of $(0.04) to $0.03. Emergis has updated these target ranges, given nine months of actual results, the stronger financial performance of the company including the impact of acquisitions and divestitures, and the impact of a foreign exchange adjustment taken in the first quarter. Emergis is now targeting revenue to be between $157 million and $161 million, reported EBITDA to be between $24 million and $26 million, and reported EPS from continuing operations in the range of $(0.02) to $0.01 per fully diluted share.

For 2006, Emergis is targeting improvements in revenue, EBITDA and earnings from continuing operations. Compared to current 2005 targets, 2006 revenue is targeted to grow by at least 5% and EBITDA by 15% to 20%. The 2006 revenue growth target takes into account the absence in 2006 of approximately $10 million in revenue from eInvoicing and webdoxs outsourcing activities that is expected to be present in 2005. Targeted 2006 EPS from continuing operations is expected to be at least $0.08 per share, reflecting the improvement in targeted EBITDA, the absence of foreign exchange losses, and fewer common shares outstanding resulting from the share buy-back programs undertaken in 2005. Capital expenditures are targeted to be somewhat lower than those in 2005. The above direction regarding 2006 financials does not assume any acquisitions or dispositions. However, it assumes that the Company will be able to maintain and renew contracts with existing customers, and enter into new contracts to generate its targeted revenue growth.

Timetable for the release of full-year financial results for 2005

In a departure from previous years' practice, Emergis will not provide unaudited financial results for 2005. Rather it will release its full audited financial results for the year in the second half of February 2006. This new arrangement is consistent with the Company's efforts to continue to provide timely disclosure of its financial performance while controlling overhead costs.

Operating highlights

Emergis selected by Newfoundland and Labrador to negotiate drug system project

An Emergis-led consortium, consisting of Emergis, Systems Xcellence, Courtyard Group and zedIT Solutions, was selected from among 15 consortia to enter into exclusive negotiations with The Newfoundland and Labrador Centre for Health Information, potentially leading to a contract for the development and implementation of a comprehensive pharmacy network, also known as a drug information system for the province. Neither the outcome, the scope of the negotiations, nor the value of any potential resulting contract can be evaluated at this stage.

Medavie Blue Cross contract renewal

In October, Emergis and Medavie Blue Cross renewed their services agreement for another three years, whereby Emergis will continue to provide electronic pharmacy and dental claims transactional switching services. Medavie Blue Cross has been a client of Emergis, and of newly acquired NDCHealth, for over 14 years.

eInvoicing license

While Emergis has decided to wind down the commercial operations of its electronic invoicing and payment service, it has retained ownership of its eInvoicing technology and is pursuing efforts to realize the full value of the patent for this technology by entering into licensing arrangements with users of this type of technology. To this end, in October the Company entered into an agreement to license its patent to Florida-based Clay Electric Cooperative, Inc.

Corporate highlights

Substantial issuer bid

During the quarter, Emergis completed a Dutch auction-type substantial issuer bid, through which it repurchased and cancelled 6.0 million common shares at a price of $3.70 per share for a total of $22.2 million. The Company was satisfied with the response to the offer, in that the majority of its shareholders chose to retain their shares and thereby indicated that they see further growth potential for their investment in the Company. The bid was consistent with Emergis' efforts to increase shareholder value. Currently, 93.4 million common shares remain outstanding.

The normal course issuer bid announced by the Company in February 2005 was temporarily suspended during the tender period of this new share repurchase offer. Under the normal course issuer bid, Emergis had repurchased 4.1 million shares at an aggregate cost of $13.1 million.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:00 a.m. ET to discuss its financial results for the third quarter of 2005. To participate, interested parties can dial toll-free 1 800 377-0758, and in Toronto 416 695-3128. The third quarter 2005 news release, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2005/nov2.asp).

An instant replay of the conference call will be available for two weeks starting at 10:00 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3121037#. An archive version of the webcast will also be available starting at 10:00 a.m. today on www.emergis.com
(http://www.emergis.com/en/news_events/events_calendar/nov2.asp).

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies, about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. In making the forward-looking statements contained in this news release, we have made certain assumptions regarding the possible impact of these items and factors which we consider reasonable. However, each of these items and factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT NOVEMBER 1, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information: John Gutpell, 450 928-6856

Consolidated Statements of Earnings

Emergis

In millions of Canadian dollars, except per share data	For the three month period ended September 30, 2005	For the three month period ended September 30, 2004	For the nine month period ended September 30, 2005	For the nine month period ended September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	40.1	42.5	119.3	154.9
Direct costs	7.8	10.0	21.7	38.0
Gross margin	32.3	32.5	97.6	116.9
Income from contract settlements (note 6)	-	-	2.4	13.8
Expenses				
Operations	10.1	10.7	31.3	50.1
Sales and marketing	4.4	4.5	13.6	14.9
Research and development, net (note 11)	6.4	8.2	20.0	27.2
General and administrative	4.9	5.7	15.2	17.8
Restructuring and other charges (note 7)	-	0.7	-	(3.2)
	25.8	29.8	80.1	106.8
Earnings before under-noted items	6.5	2.7	19.9	23.9
Depreciation	2.8	3.4	9.2	9.1
Amortization of intangibles	2.8	3.0	8.0	10.4
Interest income	(0.9)	(1.0)	(2.7)	(9.8)
Interest on long-term debt	0.3	0.9	1.1	2.1
Gain on sale of assets	-	(0.1)	(0.1)	(12.2)
Loss (gain) on foreign exchange	1.1	(4.4)	4.9	(0.9)
Other	-	(0.1)	-	(0.1)
Income (loss) from continuing operations before income taxes	0.4	1.0	(0.5)	25.3
Income taxes				
Current	0.3	0.6	1.1	1.6
Future (note 10)	-	-	-	71.6
	0.3	0.6	1.1	73.2
Net income (loss) from continuing operations	0.1	0.4	(1.6)	(47.9)
Net (loss) income from discontinued operations - net of income taxes (note 4)	(1.3)	(1.9)	6.2	9.1
Net (loss) income	(1.2)	(1.5)	4.6	(38.8)
Basic and diluted income (loss) per share from continuing operations	0.00	0.00	(0.02)	(0.46)
Basic and diluted (loss) income per share from discontinued operations	(0.01)	(0.02)	0.06	0.09
Basic and diluted (loss) income per share	(0.01)	(0.01)	0.05	(0.38)
Weighted-average number of shares outstanding used in computing basic and diluted net (loss) income per share (in millions)	98.0	103.4	101.0	103.3

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Deficit

Emergis

In millions of Canadian dollars	For the nine month period ended September 30, 2005	For the nine month period ended September 30, 2004
	(unaudited)	(unaudited)
Deficit - beginning of period	(1 238.6)	(1 176.9)
Net income (loss)	4.6	(38.8)
Deficit - end of period	(1 234.0)	(1 215.7)

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

Emergis

In millions of Canadian dollars	As at September 30, 2005 (unaudited)	As at December 31, 2004 (audited)
Assets		
Current		
Cash and cash equivalents	130.7	204.8
Accounts receivable	23.4	19.4
Future income taxes	0.2	0.2
Other current assets	9.7	16.7
Assets held for sale (note 4)	-	0.1
	164.0	241.2
Fixed assets	22.4	25.1
Intangible assets	25.1	24.9
Goodwill	55.8	46.6
Other long-term assets	6.7	7.3
Assets held for sale (note 4)	-	6.9
	274.0	352.0
Liabilities		
Current		
Accounts payable and accrued liabilities	55.0	94.2
Deferred revenue	3.1	6.3
Deferred credits	0.1	5.3
Current portion of long-term debt	5.8	8.3
	64.0	114.1
Deferred credits and other	7.8	5.9
Future income taxes	2.0	2.1
Long-term debt	5.7	8.9
	79.5	131.0
Shareholders' equity		
Capital stock (note 8)	0.1	-
Contributed surplus (note 8)	1 430.2	1 465.1
Deferred stock-based compensation	(0.9)	(0.9)
Deficit	(1 234.0)	(1 238.6)
Foreign currency translation adjustment	(0.9)	(4.6)
	194.5	221.0
	274.0	352.0

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flows

Emergis

In millions of Canadian dollars	For the three month period ended September 30, 2005	For the three month period ended September 30, 2004	For the nine month period ended September 30, 2005	For the nine month period ended September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities				
Net income (loss) from continuing operations	0.1	0.4	(1.6)	(47.9)
Depreciation and amortization	5.6	6.4	17.2	19.5
Gain on sale of assets	-	(0.1)	(0.1)	(12.2)
Future income taxes	-	-	-	71.6
Non-cash foreign exchange loss (gain)	0.5	(4.0)	4.6	1.0
Non-cash stock-based compensation (note 2)	0.3	-	1.1	0.4
Deferred stock-based compensation	-	-	(0.3)	-
Other	1.5	(0.1)	2.1	0.2
Changes in working capital	(8.3)	8.4	(49.0)	(42.6)
Cash flows (used for) from operating activities	(0.3)	11.0	(26.0)	(10.0)
Investing activities				
Additions to fixed and intangible assets	(2.5)	(2.5)	(8.1)	(10.1)
Acquisitions (note 5)	(1.7)	(0.6)	(16.9)	(22.6)
Cash acquired on acquisition of businesses	-	-	0.1	0.3
Proceeds on sale of businesses (note 4)	(1.5)	6.4	23.4	326.6
Cash flows (used for) from investing activities	(5.7)	3.3	(1.5)	294.2
Financing activities				
Repayment of long-term debt	(1.7)	(3.7)	(6.0)	(16.3)
Issue of long term debt	-	1.1	-	1.1
Repurchase of common shares and special cash distribution	(24.0)	0.3	(35.8)	(148.9)
Cash flows used for financing activities	(25.7)	(2.3)	(41.8)	(164.1)
Foreign exchange loss on cash held in foreign currencies	(0.3)	(10.0)	(0.9)	(6.2)
Cash flows (used for) from continuing operations	(32.0)	2.0	(70.2)	113.9
Cash flows used for discontinued operations (note 4)	-	(5.9)	(3.9)	(12.8)
Cash and cash equivalents				
(Decrease) increase	(32.0)	(3.9)	(74.1)	101.1
Balance, beginning of period	162.7	242.4	204.8	137.4
Balance, end of period	130.7	238.5	130.7	238.5
Supplemental disclosure of cash flow information				
Interest paid	0.4	1.3	1.1	2.3
Income taxes paid	0.4	0.6	1.2	1.7
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0.7	0.3	1.1	3.4

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2004, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004 and the notes thereto in the 2004 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The interim consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform to the current period's presentation.

New accounting standards

In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on the Company's interim consolidated financial statements.

2. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares. Under the Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999 vest over a five-year period and expire six years after the grant date. Options granted after December 14, 1999 vest over a four-year period starting in the second year after the grant and expire six years after the grant date. Under a new employee compensation policy effective in 2005, regular annual stock option grants have been replaced by awards of restricted stock. Stock options may still be granted in certain cases, at hire or otherwise, if so decided by the Board of Directors. All outstanding stock options held by employees continue to vest according to their respective schedules. As at September 30, 2005, a total of 1,897,414 employee stock options were outstanding.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

2. Stock-based compensation plans (continued)

The Company employs the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. On July 2, 2004, following a $1.45 special cash distribution on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47 using a formula prescribed by the Toronto Stock Exchange.

Stock option plans	Options
Stock option plans for common shares at prices ranging from $3.13 to $105.23 per share and expiry dates of up to 2011	1,897,414

The table below shows the compensation expense for outstanding options granted after December 31, 2002 and the assumptions used in the Black-Scholes option-pricing model for awards granted during the period:

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2005	2004	**2005**	2004
Compensation expense ($ millions)	**0.2**	-	**0.8**	0.4
Weighted-average grant date fair value ($) [1]	**1.52**	1.84	**1.52**	3.03
Weighted-average assumptions:				
Dividend yield	**0.0%**	0.0%	**0.0%**	0.0%
Expected volatility	**60.0%**	60.0%	**60.0%**	60.0%
Risk-free interest rate	**3.10%**	3.85%	**3.10%**	3.42%
Expected life (years)	**4**	4	**4**	4

[1]Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004 for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair-value based method of accounting for awards granted in 2002.

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2005	2004	**2005**	2004
Net (loss) income, as reported	**(1.2)**	(1.5)	**4.6**	(38.8)
Adjustment to net (loss) income	**(0.2)**	4.0	**(1.4)**	1.4
Pro forma net (loss) income	**(1.4)**	2.5	**3.2**	(37.4)
Pro forma basic and diluted (loss) income per share ($)	**(0.01)**	0.02	**0.03**	(0.36)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2005
In millions of Canadian dollars except per share data (unaudited)

3. Net income per share

The reconciliation of diluted income (loss) from continuing operations and net (loss) income per share for the three and nine-month periods ended September 30 are presented below:

	For the three-month period ended September 30, 2005			For the nine-month period ended September 30, 2005		
	Net income (loss) (numerator)	Number of shares (denominator)	Per share amount ($)	Net (loss) income (numerator)	Number of shares (denominator)	Per share amount ($)
Net income (loss) from continuing operations attributable to common shareholders	0.1	98,017,295	0.00	(1.6)	101,032,965	(0.02)
Dilutive options		12,012			(a)	
Net income (loss) from continuing operations attributable to common shareholders and assumed conversions	0.1	98,029,307	0.00	(1.6)	101,032,965	(0.02)
Net (loss) income attributable to common shareholders	(1.2)	98,017,295	(0.01)	4.6	101,032,965	0.05
Dilutive options		12,012			(a)	
Net (loss) income attributable to common shareholders and assumed conversions	(1.2)	98,029,307	(0.01)	4.6	101,032,965	0.05

	For the three-month period ended September 30, 2004			For the nine-month period ended September 30, 2004		
	Net income (loss) (numerator)	Number of shares (denominator)	Per share amount ($)	Net loss (numerator)	Number of shares (denominator)	Per share amount ($)
Net income (loss) from continuing operations attributable to common shareholders	0.4	103,391,219	0.00	(47.9)	103,311,015	(0.46)
Dilutive options		3,985			(a)	
Net income (loss) from continuing operations attributable to common shareholders and assumed conversions	0.4	103,395,204	0.00	(47.9)	103,311,015	(0.46)
Net loss attributable to common shareholders	(1.5)	103,391,219	(0.01)	(38.8)	103,311,015	(0.38)
Dilutive options		3,985			(a)	
Net loss attributable to common shareholders and assumed conversions	(1.5)	103,395,204	(0.01)	(38.8)	103,311,015	(0.38)

(a): No dilutive effect on loss from continuing operations or net loss.

In millions of Canadian dollars except per share data (unaudited)

3. Net income per share (continued)

The following securities were excluded from the calculation of diluted income (loss) from continuing operations per share and net (loss) income per share as their effect would have been anti-dilutive or because the average market value of the underlying shares was less than the exercise price of the securities.

	For the three-month period ended September 30		For the nine-month period ended September 30	
(number of shares)	2005	2004	2005	2004
Non-dilutive options	**1,885,402**	3,348,927	**1,892,770**	3,340,793
Dilutive options	**-**	-	**4,644**	12,119
Warrants	**-**	9,248	**-**	9,248

4. Discontinued operations and assets held for sale

The Company completed the sale of its Preferred Provider Organization (PPO) and care management businesses, representing its U.S. Health operations in March 2004. In June 2004, the Company also completed the sale of its eSecurity operations and in July 2004, the sale of its webdoxs operations.

On May 19, 2005, the Company sold its eLending U.S. operations for proceeds of US$13.8 million (C$17.0 million). The Company received US$12.0 million (C$15.1 million) in cash at closing, with the balance of the sale price receivable in November 2005. The Company also incurred disposition costs of $1.1 million. The Company recorded a gain on sale of the eLending U.S. operations of $9.8 million, net of a goodwill write-down of $2.3 million. The gain on sale was included in income from discontinued operations.

The results of operations and cash flows of the U.S. Health, eSecurity, webdoxs and eLending U.S. operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements.

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

Price adjustment to U.S. Health divestiture

The Company has settled its financial instrument related to the options held in a public company by the Company's former U.S. Health subsidiary for total cash consideration of up to US$15.3 million. The cash consideration was recorded as an adjustment to the price received from the sale of the Company's U.S. Health operations in 2004. The terms of the agreement concerning the options reached among the Company, its former subsidiary and the grantors of the options included a first cash payment received on April 26, 2005 of US$9.0 million (C$10.9 million) and a second cash payment to be received in April 2006 of the lesser of US$6.3 million and the then market value of a certain number of the securities underlying the options. The current market value of these securities is approximately US$15.0 million. In the second quarter of 2005, a gain of $1.2 million was recorded as a result of the first cash payment received from this settlement and was included in income from discontinued operations. A further gain will be included in income from discontinued operations upon receipt of the second cash payment, equal to the actual amount of the net proceeds received at that time.

MultiPlan complaint

On April 27, 2005, MultiPlan Inc., the purchaser of the Company's former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The complaint alleges a variety of claims relating to the share purchase agreement.

Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. Multiplan has recently advised the Company that it has settled these hospital claims for an amount of US$750,000.

The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim are recorded in the period incurred and are included in net (loss) income from discontinued operations.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended September 30, 2005					For the three-month period ended September 30, 2004				
	U.S. Health	eSecurity	Webdoxs	eLending U.S.	Total	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total
Revenue	-	-	-	-	-	-	-	-	5.8	5.8
Direct costs	-	-	-	-	-	-	-	-	1.7	1.7
Gross margin	-	-	-	-	-	-	-	-	4.1	4.1
Expenses										
Operations	-	-	-	-	-	-	-	-	0.7	0.7
Sales and marketing	-	-	-	-	-	-	-	-	0.9	0.9
Research and development, net	-	-	-	-	-	-	-	-	(0.2)	(0.2)
General and administrative	-	-	-	-	-	-	-		0.6	0.6
Restructuring and other charges	-	-	-	-	-	-	-	-	0.5	0.5
	-	-	-	-	-	-	-	-	2.5	2.5
Earnings before under-noted items	-	-	-	-	-	-	-	-	1.6	1.6
Depreciation	-	-	-	-	-	-	-	-	0.1	0.1
Amortization of intangible assets	-	-	-	-	-	-	-	-	0.6	0.6
Loss on sale of assets held for sale	1.3	-	-	-	1.3	2.8	-	-	-	2.8
(Loss) income before income taxes	(1.3)	-	-	-	(1.3)	(2.8)	-	-	0.9	(1.9)
Future income taxes	-	-	-	-	-	-	-	-	-	-
Net (loss) income from discontinued operations	(1.3)	-	-	-	(1.3)	(2.8)	-	-	0.9	(1.9)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

	For the nine-month period ended September 30, 2005					For the nine-month period ended ended September 30, 2004				
	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total
Revenue	-	-	-	1.2	1.2	25.4	16.1	1.4	18.0	60.9
Direct costs	-	-	-	1.2	1.2	3.0	2.0	0.9	5.7	11.6
Gross margin	-	-	-	-	-	22.4	14.1	0.5	12.3	49.3
Expenses										
Operations	-	-	-	0.5	0.5	10.8	4.5	0.9	1.8	18.0
Sales and marketing	-	-	-	0.7	0.7	1.5	1.4	0.6	3.6	7.1
Research and development, net	-	-	-	0.1	0.1	1.3	3.0	(0.2)	-	4.1
General and administrative	-	-	-	0.7	0.7	3.6	0.1	-	2.0	5.7
Restructuring and other charges	-	-	-	-	-	-	-	-	0.5	0.5
	-	-	-	2.0	2.0	17.2	9.0	1.3	7.9	35.4
(Loss) earnings before under-noted items	-	-	-	(2.0)	(2.0)	5.2	5.1	(0.8)	4.4	13.9
Depreciation	-	-	-	0.1	0.1	0.4	1.9	0.2	0.3	2.8
Amortization of intangible assets	-	-	-	0.9	0.9	0.3	0.7	1.1	1.9	4.0
Interest on long-term debt	-	-	-	-	-	0.1	-	-	-	0.1
Loss (gain) on sale of assets held for sale	0.6	-	-	(9.8)	(9.2)	7.6	(15.4)	-	-	(7.8)
(Loss) income before income taxes	(0.6)	-	-	6.8	6.2	(3.2)	17.9	(2.1)	2.2	14.8
Income taxes (recovery)										
Current	-	-	-	-	-	0.1	-	-	-	0.1
Future	-	-	-	-	-	(0.5)	6.1	-	-	5.6
	-	-	-	-	-	(0.4)	6.1	-	-	5.7
Net (loss) income from discontinued operations	(0.6)	-	-	6.8	6.2	(2.8)	11.8	(2.1)	2.2	9.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2005
In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30	
	2005	2004	2005	2004
Operating activities	-	(5.4)	(4.3)	(8.6)
Investing activities	-	-	-	(2.4)
Financing activities	-	-	-	(1.7)
Foreign exchange (gain) loss on cash held in foreign currencies	-	(0.5)	0.4	(0.1)
Cash flows used for discontinued operations	-	(5.9)	(3.9)	(12.8)

The assets have been segregated in the accompanying interim consolidated balance sheets and are reported as current and long-term "Assets held for sale".

The assets held for sale were as follows:

	As at December 31, 2004
ASSETS	
Current assets	0.1
Fixed assets	0.5
Intangible assets	6.4
	7.0

5. Acquisitions

NDC of Canada, Inc.

In March 2005, the Company acquired all the issued and outstanding shares of NDC of Canada, Inc., representing the Canadian claims processing business of NDCHealth Corporation, for initial cash consideration of $12.0 million and a further $3.0 million, subject to certain conditions. The Company also incurred transaction costs relating mostly to professional fees and integration costs in the amount of $0.8 million in connection with the acquisition. In the third quarter of 2005, the purchase price was reduced by $1.5 million in accordance with the provisions of the share purchase agreement. NDC of Canada, Inc. provides specialized network and claims processing services that support the electronic exchange of drug and dental insurance claims between health providers and insurance or adjudication companies.

In millions of Canadian dollars except per share data (unaudited)

5. Acquisitions (continued)

NDCHealth Pharmacy Systems and Services, ULC

In April 2005, the Company acquired certain assets and assumed certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business for initial cash consideration of $1.8 million and a further $0.5 million, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to professional fees. In the third quarter of 2005, the purchase price was reduced by $0.1 million in accordance with the provisions of the asset purchase agreement. The pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

The two acquisitions were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The total purchase price of the acquisitions was preliminarily allocated as follows:

Purchase price allocation	NDC of Canada Inc.	NDCHealth Pharmacy Systems and Services, ULC
Current assets	2.1	0.4
Fixed assets	-	0.1
Current liabilities	(1.4)	(0.1)
Deferred revenues	(0.3)	(0.5)
Long-term liabilities	-	-
Allocation of excess of purchase price:		
Customer relationships	3.7	0.7
Goodwill	10.2	1.8
Cost of acquisition	14.3	2.4

The Company expects to finalize the purchase price allocations during 2005. The allocation of purchase price to customer relationships is being amortized over a three year period for the Canadian pharmacy systems business and a five-year period for the claims processing business.

6. Income from contract settlements

In December 2004, the Company received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005. This amount was recorded in the first two quarters of 2005 as revenue from transition services in the amount of $1.8 million and income from contract settlements in the amount of $2.4 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005

In millions of Canadian dollars except per share data (unaudited)

7. Restructuring and other charges

As a result of the sale of its U.S. Health operations, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax restructuring charge of $38.2 million for the year ended December 31, 2003.

In November 2004, the Company undertook a new restructuring initiative involving principally a reduction of headcount and rationalization of facilities which was designed to continue the streamlining of the Company's organizational structure and thereby enable the Company to attain its profitability targets for 2005. A restructuring charge of $18.7 million was recorded in the fourth quarter of 2004.

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at September 30, 2005.

	2004	2003 and 2002	Total
Balance, as at January 1, 2005	14.2	7.4	21.6
Payments made for the nine month period	(10.3)	(3.6)	(13.9)
Balance, as at September 30, 2005	3.9	3.8	7.7

The balance of the restructuring provision as at September 30, 2005 is $7.7 million, of which $4.8 million is included in accounts payable and accrued liabilities, and $2.9 million is included in long-term deferred credits and other.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2005
In millions of Canadian dollars except per share data (unaudited)

8. Equity components

The stated capital stock and contributed surplus as at September 30, 2005 are detailed as follows:

Capital stock	Number of shares	Issued and fully paid
Balance at January 1, 2005	103,528,224	-
Issue of common shares (a)	4,125	0.1
Repurchase of common shares (b)	(4,112,182)	-
Substantial repurchase of common shares (c)	(6,011,490)	-
Balance at September 30, 2005	93,408,677	0.1

Contributed surplus	
Balance at January 1, 2005	1,465.1
Repurchase of common shares (b)	(13.1)
Substantial repurchase of common shares (c)	(22.6)
Amount related to stock-based compensation (d)	0.8
Balance at September 30, 2005	1,430.2

(a) 4,125 treasury common shares were issued in connection with the Employee Share Purchase Plan.

(b) Starting in March 2005, under the terms of a normal course issuer bid, the Company repurchased 4,112,182 shares for total consideration of $13.1 million, including related expenses. All 4,112,182 shares were settled, paid and cancelled as at September 30, 2005. This amount was attributed to contributed surplus.

(c) In September 2005, under the terms of a substantial issuer bid offering circular, the Company repurchased 6,011,490 shares for total consideration of $22.6 million, including related expenses. All 6,011,490 shares were settled, paid and cancelled as at September 30, 2005. This amount was attributed to contributed surplus.

(d) During the nine-month period ended September 30, 2005, the Company expensed $0.8 million relating to stock options. This amount was attributed to contributed surplus.

Normal course issuer bid

On February 14, 2005, the Company announced its intention to undertake a normal course issuer bid through the facilities of the Toronto Stock Exchange.

Purchases made pursuant to the bid will not exceed 7,269,000 common shares, representing approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid will be cancelled. Purchases under the bid commenced on February 16, 2005 and may continue until February 15, 2006 unless terminated earlier. During the nine-month period ended September 30, 2005, the Company repurchased 4,112,182 shares, which were all settled, paid and cancelled for a total consideration of $13.1 million, including related expenses.

In millions of Canadian dollars except per share data (unaudited)

8. Equity components (continued)

Substantial issuer bid

On August 3, 2005, the Company announced an offer to repurchase for cancellation up to $30 million worth of its common shares, in a range of $3.20 to $3.70 per share, through a Dutch auction-type substantial issuer bid. The bid remained open until September 14, 2005. On September 20 2005, the Company repurchased 6,011,490 common shares, or 6% of the Company's 99.4 million total common share at $3.70, for a total consideration of $22.6 million, including related expenses. The normal course issuer bid announced by the Company in February 2005 was temporarily suspended during the tender period of this new share repurchase offer.

Warrants

In the past, the Company issued warrants in connection with business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners were granted warrants to purchase shares of the Company on a one-for-one basis. No warrants were exercised and no amount was recorded in the financial statements as a result of these arrangements.

The table below summarizes warrant activity.

	2005			2004		
	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)
Outstanding, January 1	350,000	3,612	5.78	650,000	300,000	47.24
Expired/terminated	(350,000)	(3,612)	(5.78)	(300,000)	(300,000)	(47.24)
Warrants that became exercisable	-	-	-	-	9,248	5.78
Outstanding, September 30	-	-	-	350,000	9,248	5.78

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2005
In millions of Canadian dollars except per share data (unaudited)

9. Operating segment information

The Company currently operates under two reporting segments - Health and Finance.

Health: This segment targets mainly the Canadian health market by offering solutions for the electronic processing of claims for health insurance companies, governments, workers' compensation boards and other government agencies, and by providing pharmacies with technology solutions to support their operations.

Finance: This segment offers payment enablement and loan document processing solutions notably to the financial institutions and the real estate legal community.

Non-core: Non-core operations which ceased as of June 30, 2004, included the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products.

The table below shows the continuing operations and goodwill of each of the segments:

	For the three-month period ended September 30							
	Health		Finance		Non-core		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	23.3	18.8	16.8	23.7	-	-	40.1	42.5
Direct costs	5.2	5.0	2.6	5.0	-	-	7.8	10.0
Gross margin	18.1	13.8	14.2	18.7	-	-	32.3	32.5
EBITDA [1] pre-restructuring and other charges	4.8	2.5	1.7	0.9	-	-	6.5	3.4
Restructuring and other charges	-	(0.1)	-	(0.6)	-	-	-	(0.7)
EBITDA [1]	4.8	2.4	1.7	0.3	-	-	6.5	2.7
Goodwill as at September 30	44.5	32.9	11.3	14.6	-	-	55.8	47.5

In millions of Canadian dollars except per share data (unaudited)

9. Operating segment information (continued)

	For the nine-month period ended September 30							
	Health		Finance		Non-core		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	67.2	50.9	52.1	64.4	-	39.6	119.3	154.9
Direct costs	14.1	12.3	7.6	9.8	-	15.9	21.7	38.0
Gross margin	53.1	38.6	44.5	54.6	-	23.7	97.6	116.9
EBITDA [1] pre-restructuring and other charges	12.8	7.2	7.1	2.1	-	11.4	19.9	20.7
Restructuring and other charges	-	0.3	-	2.9	-	-	-	3.2
EBITDA [1]	12.8	7.5	7.1	5.0	-	11.4	19.9	23.9
Goodwill as at September 30	44.5	32.9	11.3	14.6	-	-	55.8	47.5

[1] The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "earnings (loss) before under-noted items" in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

The Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations:

	For the three-month period ended September 30				For the nine-month period ended September 30			
	2005		2004		2005		2004	
Canada	**36.2**	**90%**	38.4	90%	**105.6**	**89%**	141.1	91%
United States	**3.9**	**10%**	4.1	10%	**13.7**	**11%**	13.8	9%
Total	**40.1**	**100%**	42.5	100%	**119.3**	**100%**	154.9	100%

In millions of Canadian dollars except per share data (unaudited)

10. Related-party information

On June 16, 2004, BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer parties related to the Company. No related-party transactions occurred in 2005.

The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the nine-month periods ended September 30, 2004 from continuing and discontinued operations. These transactions were measured at the exchange value, which is the amount established and agreed to by the related parties:

	For the nine-month period ended September 30, 2004
Revenue [(a)]	25.9
Direct costs	22.4
Expenses	18.3
Interest income	6.4

[(a)] Includes services for resale to third parties and for internal use.

As part of the exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derived revenue from Bell Canada (included in the related-party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related-party amount). Included in related-party revenue is the amount derived directly from Bell Canada in the amount of nil and $7.6 million for the three-month and nine-month periods ended September 30, 2004, respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as a distribution agent is nil and $24.3 million for the three-month and nine-month periods ended September 30, 2004, and are excluded from the related-party amount.

Included in direct costs and expenses is nil and $26.4 million for the three-month and nine-month periods ended September 30, 2004 related to the extended service agreement signed with BCE Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to the agency revenue.

The consolidated balance sheet included balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004. All balances were nil as at September 30, 2004.

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of $21.7 million and interest expense of $15.4 million in the first two quarters of 2004. For income tax purposes, the $21.7 million in interest income increased the taxable income of the Company and accelerated the use of the Company's tax attributes resulting in a $7.5 million reduction in future income tax assets in Canada.

The net interest amount of $6.4 million has been recorded as interest income in the first two quarters of 2004.

In millions of Canadian dollars except per share data (unaudited)

10. Related-party information (continued)

Income taxes

In May 2004 the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets were no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada on May 31, 2004.

11. Government assistance

In 2004, the Company became eligible to receive a retroactive tax credit in the amount of $2.2 million from Investissement Québec relating to the period from June 30, 2003 to December 31, 2004. For the nine-month period ended September 30, 2005 an amount of $0.5 million (nil for three-month period ended September 30, 2005) was recorded for a total of $2.7 million, of which $0.8 million was received during the third quarter of 2005 for a net amount receivable of $1.9 million as at September 30, 2005. This credit is with respect to the relocation of Québec-based employees performing specified, qualifying activities to the *Carrefour de la nouvelle économie* of Longueuil, Québec. These amounts have been recorded as a reduction of research and development expenses on the statement of earnings and have been classified under other current assets on the consolidated balance sheet.

12. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the Accounting Guideline AcG-14 "Disclosure of guarantees", definition of a guarantee. These guarantees or indemnifications are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, litigation against the counterparties, valuation differences, resolution of contingent liabilities of the disposed businesses or assets, or the reassessment of prior tax filings of the corporations carrying on the business.

The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure under these guarantees represented a cumulative amount of approximately $93.5 million as at September 30, 2005, except for tax liabilities and certain other representations for which the agreements do not specify a maximum amount. The Company's representations and warranties exist for a period ending no later than May 19, 2006, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations, and for an amount of $0.3 million which exists for a period ending no later than May 28, 2007. An amount of $0.8 million has been accrued in the consolidated balance sheet as at September 30, 2005 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2005
In millions of Canadian dollars except per share data (unaudited)

12. Guarantees (continued)

Other indemnification agreements

In addition, the Company provides indemnifications to counterparties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. While some of the agreements specify a maximum potential exposure based on fees paid by counterparties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the period ended September 30, 2005. Historically, the Company has not made any significant payments under such indemnification agreements.

EMERGIS INC.

Management's discussion and analysis of financial condition and results of operations for the three months and nine months ended September 30, 2005

This management's discussion and analysis (MD&A) provides a review of the performance of our Company and should be read in conjunction with the unaudited Consolidated financial statements and notes thereto for the third quarter of 2005 and 2004, with the MD&A in the 2004 Annual Report including the section on risks and uncertainties, with the audited Consolidated financial statements for 2004 and the notes thereto in the 2004 Annual Report filed on SEDAR at www.sedar.com. The risk factors set out in the MD&A in our 2004 Annual Report and in our 2004 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking statements

Certain statements made in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of November 1, 2005.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among others: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities and delays in signing government contracts, our response to industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, failure or material change in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking statements contained in this MD&A, we have made certain assumptions regarding the possible impact of these items and factors which we consider reasonable. However, each of these items and

factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT NOVEMBER 1, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Definitions

Total revenue: Total revenue includes core revenue by client segment and non-core revenue.

Non-core revenue: Non-core revenue includes revenue derived from an exclusive distribution agreement for certain legacy products signed in 2001 with Bell Canada (Bell legacy contract) and from other non-core and exited products. These activities ended in the second quarter of 2004.

Under the Bell legacy contract, we provided business Internet access services that were no longer considered core to our business strategy. It generated $37.7 million in the first two quarters of 2004.

Other non-core and exited products generated $1.9 million in the first two quarters of 2004.

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, payment and presentment processing, and electronic messaging, and from fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for clients, and initial software license fees.

Our revenue recognition policy is disclosed in Note 2 to our 2004 Consolidated financial statements found in the 2004 Annual Report.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

Non-GAAP financial measures

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as "earnings (loss) before under-noted items" on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measuring tool as it allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles "EBITDA excluding one-time items" to EBITDA:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
EBITDA excluding one-time items	**6.5**	3.4	**17.5**	6.9
(Restructuring) reversal of restructuring and other charges	**-**	(0.7)	**-**	3.2
Income from contract settlements	**-**	-	**2.4**	13.8
EBITDA	**6.5**	2.7	**19.9**	23.9

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Net income (loss) from continuing operations excluding one-time items	**0.1**	1.1	**(4.0)**	(18.3)
(Restructuring) reversal of restructuring and other charges	**-**	(0.7)	**-**	1.0
Gain on sale of assets	**-**	-	**-**	11.6
Write-down of future income tax assets	**-**	-	**-**	(56.0)
Income from contract settlements	**-**	-	**2.4**	13.8
Net income (loss) from continuing operations	**0.1**	0.4	**(1.6)**	(47.9)

Financial highlights

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Operations				
Revenue				
Health	**23.3**	18.8	**67.2**	50.9
Finance	**16.8**	23.7	**52.1**	64.4
Total Core	**40.1**	42.5	**119.3**	115.3
Non-core	**-**	-	**-**	39.6
Total	**40.1**	42.5	**119.3**	154.9
EBITDA				
Reported	**6.5**	2.7	**19.9**	23.9
Excluding one-time items	**6.5**	3.4	**17.5**	6.9
Net income (loss) from continuing operations				
Reported	**0.1**	0.4	**(1.6)**	(47.9)
Excluding one-time items	**0.1**	1.1	**(4.0)**	(18.3)
Net (loss) income - reported	**(1.2)**	(1.5)	**4.6**	(38.8)
Per Share Data (Basic and diluted)				
Net income (loss) from continuing operations				
Reported	**0.00**	0.00	**(0.02)**	(0.46)
Excluding one-time items	**0.00**	0.01	**(0.04)**	(0.18)
Net (loss) income - reported	**(0.01)**	(0.01)	**0.05**	(0.38)

Consolidated statements of earnings

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

- Total revenue was $40.1 million in 2005 compared to $42.5 million in 2004 mainly due to lower Finance revenue partially offset by higher Health revenue.
- In 2005, 93% of revenue was derived from continuing recurring sources, a level that was similar to 2004.
- Health revenue grew by 24% in 2005 in comparison to 2004 mainly due to acquisitions and to organic growth in claims processing activities.
- Finance revenue decreased by 29% in 2005 compared to 2004 due to the expiry of certain point-of-sale and messaging contracts and to the wind-down of eInvoicing. These decreases were partly offset by outsourcing contract revenue associated with the sales of our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004 as well as to organic growth in our Lending real estate and automotive segments.

- EBITDA excluding one-time items was $6.5 million in 2005 compared to $3.4 million in 2004. This was accomplished as a result of cost containment efforts relating to our restructuring initiatives, to acquisitions made in the claims processing and provider solutions areas, and to organic growth.
- Net income from continuing operations in 2005 was $0.1 million compared to $0.4 million in 2004.
- Total net loss was $(1.2) million ($(0.01) per share) in 2005 compared to a total net loss of $(1.5) million ($(0.01) per share) in 2004.

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

- Total revenue was $119.3 million in 2005 compared to $154.9 million in 2004 mainly due to the absence of non-core revenue in 2005.
- In 2005, 94% of revenue was derived from continuing recurring sources, a level that was similar to 2004.
- Health revenue grew by 32% in 2005 compared to 2004 mainly due to acquisitions and to organic growth in claims processing activities.
- Finance revenue decreased by 19% in 2005 compared to 2004 due to the expiry of certain point-of-sale and messaging contracts. These decreases were partly offset by outsourcing contract revenue associated with the sale of our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004 as well as to organic growth in our Lending real estate and automotive segments.
- Income from contract settlements of $2.4 million related to our eInvoicing solution was recorded in 2005 compared to $13.8 million in 2004 from settlements related to a supplier dispute and to the termination of the Bell legacy contract.
- EBITDA excluding one-time items was $17.5 million in 2005 compared to $6.9 million in 2004 despite the absence of a contribution from non-core operations in 2005. This was accomplished as a result of cost containment efforts relating to our restructuring initiatives, to acquisitions made in the claims processing and provider solutions areas and to organic growth.
- Net loss from continuing operations in 2005 was $(1.6) million compared to $(47.9) million in 2004 mainly due to a valuation allowance recorded in 2004 against our future income tax assets not present in 2005, coupled with an improvement in overall profitability in core operations in 2005.
- Total net income was $4.6 million ($0.05 per share) in 2005 compared to a total net loss of $(38.8) million ($(0.38) per share) in 2004 mainly due to the aforementioned tax valuation allowance taken in 2004, coupled with an improvement in overall profitability in core operations in 2005.

Consolidated balance sheets

September 30, 2005 compared to December 31, 2004

- Cash and cash equivalents as at September 30, 2005 were $130.7 million compared to $204.8 million as at December 31, 2004 mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Major cash disbursements included payments under a substantial issuer bid (SIB)

and a normal course issuer bid (NCIB) of $22.6 million and $13.1 million, including associated costs, respectively. Payments made as a result of acquisitions totaled $16.9 million. Cash received on disposal of operations amounted to $23.4 million, including US$9.0 million (C$10.9 million) received as a price adjustment to the sale of our U.S Health operations in 2004.

- The decrease in current assets from $241.2 million in 2004 to $164.0 million in 2005 is mainly attributable to the change in cash and cash equivalents noted above. Current liabilities decreased from $114.1 million in 2004 to $64.0 million in 2005 due to reductions in accounts payable and accrued liabilities, recognition of deferred revenue and credits, and the repayment of long-term debt.

Consolidated statements of cash flows

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

- Cash flow from operating activities resulted in a net outflow of $0.3 million in 2005 compared to an inflow of $11.0 million in 2004. Excluding disbursements related to past restructuring initiatives, operations generated positive cash flows of $1.5 million.
- Cash flows from investing activities resulted in a net outflow of $5.7 million in 2005 compared to an inflow of $3.3 million in 2004. The cash outflow for 2005 related to the acquisition of capital assets, to payments relating to acquisitions and to adjustments on proceeds from sale of businesses. The cash inflow for 2004 related mainly to proceeds received from the disposition of our webdoxs operations.
- Cash flows from financing activities resulted in a net outflow of $25.7 million in 2005 compared to an outflow of $2.3 million in 2004. The outflow for 2005 pertained mainly to shares we repurchased as part of the SIB and NCIB. The outflow for 2004 related mainly to the net repayment of long-term debt.

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

- Use of cash for operating activities in 2005 increased to $26.0 million from $10.0 million in 2004 mainly due to increases in working capital requirements including disbursements of $13.9 million related to past restructuring initiatives.
- Cash flows from investing activities resulted in a net outflow of $1.5 million in 2005 mainly due to acquisitions and additions to capital assets partly offset by cash received from the sale of our eLending U.S. operations and cash received as a price adjustment on the sale of our U.S. Health operations. The inflow in 2004 of $294.9 million related mostly to the sale of our U.S. Health operations.
- Cash flows from financing activities resulted in a net outflow of $41.8 million in 2005 compared to an outflow of $164.1 million in 2004. The outflow for 2005 pertained mainly to shares we repurchased related to the SIB and NCIB. The outflow for 2004 related mainly to a special $150 million cash distribution paid to shareholders in June 2004, as well as to the repayment of long-term debt.

Corporate highlights

(SIB) - On August 3, 2005 we announced an offer to repurchase for cancellation up to $30 million worth of our common shares, in a range of $3.20 to $3.70 per share, through a Dutch auction-type process. The bid remained open until September 14, 2005. On September 20, 2005 we announced the final results of the bid through which we purchased for cancellation 6.0 million or 6% of our outstanding common shares at $3.70 per share, for a total aggregate cost of $22.6 million. After the purchase, 93.4 million common shares remained outstanding. The purchase was funded from available cash on hand.

Newfoundland and Labrador Drug Information System Project - On August 19, 2005 we announced that the Emergis-led consortium had been selected to enter into exclusive negotiations with The Newfoundland and Labrador Centre for Health Information, potentially leading to a contract for the development and implementation of a comprehensive pharmacy network, also known as a drug information system (DIS), that will meet the objectives and requirements of the Province of Newfoundland and Labrador. Neither the outcome, nor the scope of the negotiations, nor the value of any potential resulting contract can be evaluated at this time.

DIS are key components of electronic health record solutions that governments throughout Canada will be creating in the coming years. Among other features, DIS provides authorized physicians and pharmacists with access to the complete medication profile of patients, allowing the secure exchange of relevant and current information. By ensuring proper drug utilization, a DIS addresses key health care issues such as patient safety concerns.

Results of operation

Revenue for the quarter

Revenue by client segment

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

	2005				2004			
	Recurring	**Non-Recurring**	**Total**	**% of total**	Recurring	Non-recurring	Total	% of total
Health	**22.5**	**0.8**	**23.3**	**58**	18.2	0.6	18.8	44
Finance	**14.7**	**2.1**	**16.8**	**42**	21.5	2.2	23.7	56
Core	**37.2**	**2.9**	**40.1**	**100**	39.7	2.8	42.5	100
Non-core	**-**	**-**	**-**	**-**	-	-	-	-
Total	**37.2**	**2.9**	**40.1**	**100**	39.7	2.8	42.5	100

Total revenue generated in 2005 was $40.1 million compared to $42.5 million in 2004. Recurring revenue decreased 6% to $37.2 million from $39.7 million in 2004 mainly due to a lower contribution from the Finance segment partly offset by a higher contribution from the Health segment. Recurring revenue represented 93% of total core revenue in 2005, unchanged from 2004. U.S.-sourced revenue was 10% of total revenue in 2005 comparable to 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 24% compared to 2004 due mainly to acquisitions in the claims processing and provider solutions areas and to organic growth in claims processing activities. Virtually all the Health revenue was recurring in nature in both 2005 and 2004.

Finance: Finance revenue decreased by 29% in 2005 compared to 2004 mainly due to the expiry in 2004 of certain point-of-sale and messaging contracts and to the wind-down of our eInvoicing operations. These decreases were partly offset by outsourcing contract revenue related to our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004 as well as to organic growth in our Lending real estate and automotive segments. Recurring revenue in Finance represented 88% of total Finance revenue compared to 91% in the prior year.

Non-core: Non-core revenue was not generated in 2005 or 2004.

Revenue year to date

Revenue by client segment

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

				2005				2004
	Recurring	Non-Recurring	Total	% of total	Recurring	Non-Recurring	Total	% of total
Health	**65.4**	**1.8**	**67.2**	**56**	49.6	1.3	50.9	33
Finance	**47.1**	**5.0**	**52.1**	**44**	58.3	6.1	64.4	41
Core	**112.5**	**6.8**	**119.3**	**100**	107.9	7.4	115.3	74
Non-core	**-**	**-**	**-**	**-**	38.7	0.9	39.6	26
Total	**112.5**	**6.8**	**119.3**	**100**	146.6	8.3	154.9	100

Total revenue in 2005 was $119.3 million compared to $154.9 million in 2004, reflecting mainly the absence of non-core revenue related to the Bell legacy contract in 2005. Core revenue has increased by $4.0 million or 3%, stemming from growth in the Health segment, partly offset by a decline in the Finance segment. Core recurring revenue increased to $112.5 million from $107.9 million in 2004, a $4.6 million or 4% increase. Recurring revenue represented 94% of total core revenue in 2005, a level comparable to 2004. U.S.-sourced revenue was 11% of total revenue in 2005 compared to 9% in 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 32% compared to 2004 due mainly to acquisitions in the claims processing and provider solutions areas and organic growth in claims processing. Recurring revenue represented approximately all of total Health revenue, a level comparable with the prior year.

Finance: Finance revenue decreased by 19% in 2005 compared to 2004 mainly due to the expiry in 2004 of certain point-of sale and messaging contracts. These decreases were partly offset by outsourcing contract revenue related to our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004 as well as to organic growth in our Lending real estate and automotive segments. Recurring revenue in Finance represented 90% of total Finance revenue comparable with the prior year.

Non-core: Non-core revenue was not generated in 2005. The majority of non-core revenue in 2004 was attributable to the Bell legacy contract, which was terminated in June 2004.

Related-party revenue and expenses

From January 1 to June 16, 2004, we were related to BCE and its subsidiaries. Related-party revenue and related-party direct costs in 2004 amounted to $25.9 million and $22.4 million, respectively. Other related-party expenses, also in 2004, of $18.3 million, were due to activities related to the Bell legacy contract.

As a result of a tax loss monetization structure established with Bell Canada, which was terminated in the second quarter of 2004, we generated net interest income of $6.4 million and a provision for income taxes in the amount of $7.5 million, resulting in a net negative impact on net income of $1.1 million, on a year-to-date basis to the end of the second quarter of 2004.

Income from contract settlements

In December 2004 we received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer, and for transition services to be provided to such customer in 2005. In each of the first and second quarters of 2005, we recorded $0.9 million in revenue for transition services and $1.2 million as income from contract settlements.

Direct costs and gross margin

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

	Health		Finance		Total Core		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**23.3**	18.8	**16.8**	23.7	**40.1**	42.5	**-**	-	**40.1**	42.5
Direct costs	**5.2**	5.0	**2.6**	5.0	**7.8**	10.0	**-**	-	**7.8**	10.0
Gross margin	**18.1**	13.8	**14.2**	18.7	**32.3**	32.5	**-**	-	**32.3**	32.5
Gross margin %	**78%**	73%	**85%**	79%	**81%**	76%	**-**	-	**81%**	76%

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

	Health		Finance		Total Core		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**67.2**	50.9	**52.1**	64.4	**119.3**	115.3	**-**	39.6	**119.3**	154.9
Direct costs	**14.1**	12.3	**7.6**	9.8	**21.7**	22.1	**-**	15.9	**21.7**	38.0
Gross margin	**53.1**	38.6	**44.5**	54.6	**97.6**	93.2	**-**	23.7	**97.6**	116.9
Gross margin %	**79%**	76%	**85%**	85%	**82%**	81%	**-**	60%	**82%**	75%

Direct costs include telecommunications costs relating to services provided to clients, the cost of products or services purchased specifically for client projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific client projects directly related to revenue.

For the quarter, the increase in the Health gross margin from 73% to 78% was due to cost containment efforts, acquisitions and organic growth. On the Finance side, the increase in our gross margin from 79% to 85% was due mainly to the expiry of certain contracts in the point-of-sale services network area in 2004 which had higher direct costs associated with them.

On a year-to-date basis, the increase in our total gross margin from 75% to 82% reflects mainly the absence of non-core revenue in 2005, a segment which had a gross margin lower than either the Health or Finance segments.

Operating expenses

Three months and nine months ended September 30, 2005 compared to three months and nine months ended September 30, 2004

	Three-month period ended September 30				Nine-month period ended September 30			
	2005		2004		**2005**		2004	
	$	**% of Revenue**	$	% of Revenue	**$**	**% of Revenue**	$	% of Revenue
Operations	**10.1**	**25**	10.7	25	**31.3**	**26**	50.1	32
Sales and marketing	**4.4**	**11**	4.5	11	**13.6**	**11**	14.9	10
Research and development	**6.4**	**16**	8.2	19	**20.0**	**17**	27.2	18
General and administrative	**4.9**	**12**	5.7	13	**15.2**	**13**	17.8	12
Total before:	**25.8**	**64**	29.1	68	**80.1**	**67**	110.0	71
Restructuring (reversal of) and other charges	**-**	**-**	0.7	2	**-**	**-**	(3.2)	(2)
Total	**25.8**	**64**	29.8	70	**80.1**	**67**	106.8	69
Workforce - continuing operations, end of period	**896**		1,088		**896**		1,088	

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, and facilities costs associated with each line of business. For the quarter, expense levels decreased due mainly to the impact of the November 2004 restructuring initiative. On a year-to-date basis, expense levels have decreased principally due to the absence of non-core operations in 2005 and to the impact of the November 2004 restructuring initiative.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as promotional, trade show and other expenses related to the development of active and future solutions. Expenses have decreased both for the quarter and year-to-date mainly as a result of cost-cutting initiatives related to the November 2004 restructuring initiative.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Expenses have decreased as a result of cost containment efforts related to past restructuring initiatives.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. For the quarter, expenses were lower primarily as a result of the November 2004 restructuring initiative. On a year-to-date basis, expenses decreased due to the impact of the November 2004 streamlining initiative, on-going efforts to contain expenses, and reductions in certain contingency provisions.

Restructuring and other charges: As a result of the sale of our U.S. Health operations, we developed a restructuring program to streamline our organizational structure and rationalize our overhead. This resulted in a pre-tax charge of $38.2 million in 2003. Since we were not able to complete all of the streamlining activities related to this charge, we reversed $6.3 million of the charge in the first quarter of 2004. We subsequently completed the activities and incurred charges, which offset the reversal in the following quarters of 2004, including a $0.7 million charge in the third quarter of 2004.

In November 2004, we undertook a new restructuring initiative involving principally a reduction in headcount and rationalization of facilities. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004. The results of this initiative on a year-to-date basis, are evident when comparing the expenses noted above for 2005 and 2004.

Workforce: Total workforce related to continuing operations decreased from 1,088 at September 30, 2004 to 896 at September 30, 2005, mainly due to the restructuring initiative undertaken in November 2004 and to continuing cost containment efforts.

EBITDA

Three months and nine months ended September 30, 2005 compared to three months and nine months ended September 30, 2004

	Three-month period ended September 30				Nine-month period ended September 30			
	2005		2004		**2005**		2004	
	$	**Margin%**	$	Margin%	**$**	**Margin%**	$	Margin%
Health	**4.8**	**21**	2.5	13	**12.8**	**19**	7.2	14
Finance	**1.7**	**10**	0.9	4	**4.7**	**9**	(7.0)	(11)
Total Core	**6.5**	**16**	3.4	8	**17.5**	**15**	0.2	-
Non-core	**-**	**-**	-	-	**-**	**-**	6.7	17
Sub-total excluding one-time items:	**6.5**	**16**	3.4	8	**17.5**	**15**	6.9	4
Income from contract settlements	**-**	**-**	-	-	**2.4**	**2**	13.8	9
Restructuring and other charges	**-**	**-**	(0.7)	(2)	**-**	**-**	3.2	2
Total	**6.5**	**16**	2.7	6	**19.9**	**17**	23.9	15

Health: Health EBITDA increased for the quarter and year to date mainly due to cost containment efforts and to a higher contribution from claims processing and provider solutions as a result of acquisitions and organic growth.

Finance: Finance EBITDA increased for the quarter and year to date compared to 2004 due to the impact of our November 2004 restructuring initiative and to the contribution from outsourcing services related to the sales of our U.S. eLending and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004, partly offset by a lower contribution from point-of-sale activities due to contract terminations.

Non-core: On a year-to-date basis, for 2004, non-core EBITDA related mainly to the Bell legacy contract, which was terminated in June 2004.

Other expenses

Three months and nine months ended September 30, 2005 compared to the three months and nine months ended September 30, 2004.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Core EBITDA excluding one-time items	**6.5**	3.4	**17.5**	0.2
Total EBITDA before under-noted items	**6.5**	2.7	**19.9**	23.9
Depreciation	**2.8**	3.4	**9.2**	9.1
Amortization of intangible assets	**2.8**	3.0	**8.0**	10.4
Interest income	**(0.9)**	(1.0)	**(2.7)**	(9.8)
Interest on long-term debt	**0.3**	0.9	**1.1**	2.1
Gain on sale of assets	**-**	(0.1)	**(0.1)**	(12.2)
(Gain) loss on foreign exchange	**1.1**	(4.4)	**4.9**	(0.9)
Other	**-**	(0.1)	**-**	(0.1)
Income (loss) from continuing operations before income taxes	**0.4**	1.0	**(0.5)**	25.3
Income taxes	**0.3**	0.6	**1.1**	73.2
Net income (loss) from continuing operations	**0.1**	0.4	**(1.6)**	(47.9)
(Loss) income from discontinued operations	**(1.3)**	(1.9)	**6.2**	9.1
Net (loss) income	**(1.2)**	(1.5)	**4.6**	(38.8)
Basic and diluted income (loss) per share from continuing operations	**0.00**	0.00	**(0.02)**	(0.46)
Basic and diluted (loss) income per share from discontinued operations	**(0.01)**	(0.02)	**0.06**	0.09
Basic and diluted (loss) income per share	**(0.01)**	(0.01)	**0.05**	(0.38)

Depreciation: For the quarter, depreciation expense was lower as a result of the diminishing balance of the capital asset pool. On a year-to date basis, depreciation was comparable to the prior year.

Amortization of intangible assets: Amortization of intangibles for both the quarter and year to date decreased mainly as a result of certain intangible assets becoming fully amortized during the course of 2004.

Interest income: For the quarter, interest income was similar to prior year. On a year-to-date basis, interest income decreased mainly due to the termination in May 2004 of the tax loss monetization structure with Bell Canada as described in Note 20 to the 2004 audited Consolidated financial statements.

Interest on long-term debt: Interest on long-term debt decreased due to lower average debt outstanding in 2005 compared to 2004 for both the quarter and year to date.

Gain on sale of assets: The 2004 gain on sale of assets pertains mainly to the sale of intellectual property related to the Bell legacy contract in 2004.

(Gain) loss on foreign exchange: The foreign exchange loss for the quarter is due to a partial reduction in the net investment in a foreign subsidiary and to an unfavorable exchange rate change for the quarter.

Income taxes: Income tax expense for the quarter was comparable to prior year. The decrease in income tax expense on a year-to-date basis is mainly attributable to a valuation allowance of $56.0 million recorded against the future income tax assets of our continuing Canadian operations in the second quarter of 2004. This valuation allowance was taken as a result of our assessment that our future income tax assets were no longer 'more likely than not' realizable, resulting from the termination on May 31, 2004 of the tax loss monetization arrangement in place with Bell Canada.

Net Income (loss) from continuing operations

Net income from continuing operations for the quarter totaled $0.1 million or nil per share on a fully diluted basis in 2005, compared to $0.4 million or nil per share on a fully diluted basis in 2004. Excluding one-time items, the equivalent figures were net income of $0.1 million or nil per share compared to $1.1 million or $0.01 per share in 2004.

Net loss from continuing operations on a year-to-date basis totaled $(1.6) million or $(0.02) per share on a fully diluted basis in 2005 compared to a net loss of $(47.9) million or $(0.46) per share in 2004. Excluding one-time items, the equivalent figures were a net loss of $(4.0) million or $(0.04) per share compared to $(18.3) million or $(0.18) per share in 2004.

Discontinued operations

Discontinued operations include our former U.S. Health, eSecurity, webdoxs and eLending U.S. operations. Details regarding the statements of earnings for these discontinued operations can be found in Note 4 to our unaudited interim consolidated financial statements. For the quarter, discontinued operations generated a net loss of $(1.3) million ($(1.9) million net loss in 2004) and net income of $6.2 million on a year-to-date basis ($9.1 million net income in 2004).

Net (loss) income

Net loss for the quarter was $(1.2) million ($(0.01) per share), compared to a net loss of $(1.5) million ($(0.01) per share) reported in 2004. On a year-to-date basis net income was $4.6 million ($0.05 per share) compared to a loss of $(38.8) million ($(0.38) per share) in 2004.

Liquidity and capital resources

As of September 30, 2005 we had $130.7 million in cash and cash equivalents compared to $204.8 million as of December 31, 2004. The decrease was mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Also contributing to the decrease in cash were the funds we used for the repurchase of shares through the SIB and NCIB. Cash disbursements for our acquisitions were partly offset by cash received from the sale of our eLending U.S. operations. We also received US$9.0 million (C$10.9 million) in cash as an adjustment to the sale price for our U.S Health operations.

Our balance sheet reflects a current ratio of 2.6 times in 2005 compared to 2.1 times in December 2004. We also had access to unused lines of credit totaling $8.0 million as at September 30, 2005 ($8.6 million as at September 30, 2004). As at September 30, 2005, an amount of $4.5 million, ($4.3 million as at December 31, 2004), representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

The table below sets forth a summary of cash flow activity and should be read in conjunction with our interim unaudited consolidated statements of cash flows.

Three months and nine months ended September 30, 2005 compared to the three months and nine months ended September 30, 2004.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Cash flows (used for) from operating activities	**(0.3)**	11.0	**(26.0)**	(10.0)
Cash flows (used for) from investing activities	**(5.7)**	3.3	**(1.5)**	294.2
Cash flows used for financing activities	**(25.7)**	(2.3)	**(41.8)**	(164.1)
Other	**(0.3)**	(10.0)	**(0.9)**	(6.2)
(Decrease) increase in continuing cash position	**(32.0)**	2.0	**(70.2)**	113.9
Cash flow used for discontinued operations	**-**	(5.9)	**(3.9)**	(12.8)
(Decrease) increase in cash position	**(32.0)**	(3.9)	**(74.1)**	101.1
Cash and cash equivalents, beginning of period	**162.7**	242.4	**204.8**	137.4
Cash and cash equivalents, end of period	**130.7**	238.5	**130.7**	238.5

Operating activities

Operating activities for the quarter generated negative cash flows of $0.3 million compared to positive cash flows of $11.0 million in 2004. Excluding disbursements related to past restructuring initiatives, operations generated positive cash flows of $1.5 million.

Use of cash for operating activities in 2005 increased to $26.0 million from $10.0 million in 2004 mainly due to increases in working capital requirements including disbursements of $13.9 million related to past restructuring initiatives.

Investing activities

For the current quarter, cash flows from investing activities resulted in a net outflow of $5.7 million. The cash outflow for 2005 related to the acquisition of capital assets, to business acquisitions and to adjustments on proceeds from sale of businesses. In 2004, an inflow of $3.3 million was recorded mainly due to the receipt of a portion of the net proceeds from the sale of our webdoxs operations, partly offset by a $2.8 million reduction in the sale price of our U.S. Health operations.

On a year-to-date basis, cash flows from investing activities resulted in a net outflow of $1.5 million. Cash outflows of $8.1 million and $16.9 million related to additions to fixed and intangible assets and acquisitions, respectively, were offset by cash proceeds of $23.4 million from the sale of certain businesses (net of disposition costs) including $10.9 million received as an adjustment to the sale price of our U.S. Health operations. In 2004, an inflow of $294.2 million was recorded due to $326.6 million received from the sale of various businesses partly offset by outflows of $22.6 million related to business acquisitions and $10.1 million in additions to fixed and intangible assets.

Financing activities

Cash flows from financing activities for the current quarter resulted in a net outflow of $25.7 million, of which $22.6 million and $1.4 million were attributable to the SIB and NCIB, respectively. Repayment of long-term debt totaled $1.7 million. In 2004, an outflow of $2.3 million was recorded mainly due the net repayment of long-term debt of $2.6 million partly offset by $0.3 million received from the issue of common shares.

For the nine months, cash flows from financing activities resulted in a net outflow of $41.8 million in 2005, of which $22.6 million and $13.1 million were attributable to the SIB and NCIB, respectively. Repayment of long-term debt totaled $6.0 million. In 2004, an outflow of $164.1 million was recorded mainly due to a $150.0 million special cash distribution to shareholders. The balance related to the net repayment of long-term debt of $15.2 million, partly offset by $1.1 million received from the issue of common shares.

Discontinued operations

Cash flows used for discontinued operations were nil in the current quarter ($5.9 million in 2004) and $3.9 million on a year-to-date basis ($12.8 million in 2004). These cash flows relate to businesses disposed of in the past two years. See Note 4 to our unaudited interim consolidated financial statements for details.

Financial instruments

Our principal financial instruments included cash and cash equivalents, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities, and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal, since our long-term debt carries a fixed rate of interest and consists mainly of capital leases.

Our only derivative instruments at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. As at September 30, 2005, we had no currency forward contracts outstanding.

Off-balance sheet arrangements

As a regular part of our business, we may enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of most of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnities in the past.

We had $63.5 million of funds in transit as at September 30, 2005 ($55.6 million as at December 31, 2004), which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf. An equal amount is payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis.

Acquisitions and divestitures

In March and April of 2005 we acquired NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses for $15.8 million and $2.5 million, respectively, and recorded these acquisitions using the purchase method of accounting. During the third quarter, the costs of these acquisitions were reduced to $14.3 million and $2.4 million, respectively, as a result of purchase price adjustments according to the terms of the purchase agreements. For details of our acquisitions, see Note 5 to our unaudited interim consolidated financial statements.

In May 2005, we sold our eLending U.S. operations for US$13.8 million and recorded a gain of $9.8 million. For details of this sale, see Note 4 to our unaudited interim consolidated financial statements.

Outstanding securities

As at October 31, 2005, we had 93,408,677 common shares outstanding and 1,882,611 options granted. The options are exercisable on a one-for-one basis into common shares.

Other

MultiPlan complaint: On April 27, 2005, MultiPlan Inc., the purchaser of our former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The complaint alleges a variety of claims relating to the share purchase agreement.

Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has recently advised us that it has settled these hospital claims for an amount of US$750,000.

We remain of the view that the allegations are without merit and intend to take all appropriate actions to vigorously defend our position.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2004 audited consolidated financial statements provides a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgment which affects the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgment and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider such estimates to be important to the reader's understanding of our financial statements because these estimates rely on our judgment and are based on factors that are highly uncertain.

Our significant accounting policies, including recently adopted accounting policies in 2005, remain substantially unchanged and are herein incorporated by reference from our 2004 audited Consolidated financial statements and our third quarter 2005 unaudited consolidated financial statements.

Recently adopted accounting policies

Consolidation of Variable Interest Entities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on our unaudited interim consolidated financial statements.

Outlook for 2005 and 2006

Compared to 2004, our current year to date financial results reflect the growth of our operations in the Health sector, both through acquisitions and organic growth, and the completion of the rationalization of operations in the Finance sector. Despite the absence of non-core revenue and the anticipated decline in revenue from certain Finance solutions, EBITDA in 2005 has improved significantly compared to 2004.

For 2006, we are targeting improvements in revenue, EBITDA and earnings from continuing operations. Targeted 2006 EPS from continuing operations is expected to reflect the improvement in targeted EBITDA, the impact of expected lower depreciation and amortization expenses, and fewer common shares outstanding resulting from the share buy-back programs undertaken in 2005. Capital expenditures are targeted to be somewhat lower than those in 2005. The above discussion regarding 2006 financials does not assume any acquisitions, dispositions or one-time items.

Caution regarding forward-looking statements

Certain statements made in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of November 1, 2005.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among others: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities and delays in signing government contracts, our response to industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, failure or material change in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking statements contained in this MD&A, we have made certain assumptions regarding the possible impact of these items and factors which we consider reasonable. However, each of these items and factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these

and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT NOVEMBER 1, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.